Exhibit 99.1

Report to Shareholders for the Second Quarter, 2017 www.cibc.com May 25, 2017

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the second quarter ended April 30, 2017.

Second quarter highlights

•	Reported net income was $1,050 million, compared with $941 million for the second quarter a year ago, and $1,407 million for the prior quarter.
•	Adjusted net income(1) was $1,070 million, compared with $962 million for the second quarter a year ago, and $1,166 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $2.59, compared with $2.35 for the second quarter a year ago, and $3.50 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.64, compared with $2.40 for the second quarter a year ago, and $2.89 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 17.7% and adjusted ROE(1) was 18.1%.

Results for the second quarter of 2017 were affected by the following items of note aggregating to a negative impact of $0.05 per share:

•	$20 million ($15 million after-tax) in transaction and integration-related costs associated with the acquisition of PrivateBank; and
•	$6 million ($5 million after-tax) amortization of intangible assets.

At April 30, 2017, CIBC’s Basel III Common Equity Tier 1, Tier 1 and Total capital ratios were 12.2%, 13.5% and 15.4%, respectively, on an all-in basis compared with 11.9%, 13.2% and 15.2%, respectively, at the end of the prior quarter. CIBC’s Basel III leverage ratio at April 30, 2017 was 4.1% on an all-in basis.

In the second quarter, each of our business units performed well. We delivered robust growth with continued progress on CIBC’s integrated bank-wide priorities to deepen client relationships, foster innovation that our clients want and simplify our bank. In addition, after the end of the quarter, we marked an important milestone with PrivateBancorp, Inc. shareholders voting overwhelmingly in favour of our proposed merger. We are now focused on obtaining the remaining regulatory approvals and finalizing our integration plans as we work toward closing the deal in June.

Core business performance

Retail and Business Banking reported net income of $647 million for the second quarter, down $5 million or 1% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $648 million, up $25 million or 4% from the second quarter a year ago. Solid volume growth and higher fees were partially offset by narrower spreads and higher spending on strategic initiatives.

Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience.

•	We completed the transformation of 30 banking centre locations in the first two quarters of 2017, reflecting shifting client behaviours to leverage digital channels for routine transactions while increasing our focus on advice in these centres;
•	In the second quarter we earned the highest score for mobile banking functionality among the five largest retail banks in Canada in Forrester Research Inc.‘s 2017 Canadian Mobile Banking Functionality Benchmark report, reflecting the investments made in client experience through digital channels; and
•	In the second quarter we introduced a voice-enabled search feature on CIBC’s Mobile Banking App, offering a more personalized and convenient solution for clients – a first-to-market Canadian banking functionality.

Wealth Management reported net income of $154 million for the second quarter, up $41 million or 36% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $155 million, up $40 million or 35% from the second quarter a year ago, driven by higher revenue, partially offset by higher expenses. The higher revenue was driven by growth in assets under administration.

During the second quarter of 2017, Wealth Management continued its progress in support of our strategic focus to enhance client experience, drive asset growth, and simplify our business platform:

•	We completed eight co-locations of CIBC Private Banking and Wood Gundy teams in select locations across the country, delivering a more integrated offer for our high-net-worth clients; and
•	CIBC Atlantic Trust Private Wealth Management was recognized with two Private Asset Management awards for our industry-leading performance.

Earlier this month, we launched the CIBC Private Wealth Management brand campaign, to build awareness of our integrated offer and elevate our focus on the high-net-worth segment.

Capital Markets reported net income of $292 million for the second quarter, up $40 million or 16% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $292 million, up $32 million or 12%, primarily due to a reversal of credit losses compared with a provision for credit losses in the same quarter last year, partially offset by lower revenue. Revenue was lower primarily due to lower interest rate and foreign exchange trading and lower equity underwriting activity, partially offset by higher investment portfolio gains.

As a leading capital markets franchise in Canada serving clients around the world, Capital Markets acted during the second quarter of 2017 as:

•	Joint bookrunner and co-lead arranger on a US$3.5 billion credit facility for CPPIB Capital Inc.;
•	Joint bookrunner on a $1.5 billion bond offering for Bell Canada;
•	Joint bookrunner on a US$500 million and $325 million dual tranche bond offering for TELUS Corporation;
•	Joint bookrunner on a $750 million bond offering for Husky Energy Inc.;
•	Lead manager on a $700 million 30-year bond offering for the Province of Alberta; and
•	Lead manager and joint bookrunner on a $390 million Initial Public Offering for Canada Goose Holdings Inc.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the quarter we:

•	Announced special partnerships in celebration of our 150th anniversary with Immigration Refugees and Citizenship Canada, Parks Canada, and Marielle Thompson as our newest CIBC150 Ambassador; and
•	Invested $700,000 in support of volunteer programs at Princess Margaret Cancer Centre and Northern Cancer Foundation, in recognition of the critical role volunteers play in the lives of those affected by cancer.

Since last quarter, CIBC was:

•	Named the North American Customer Experience Diamond Award winner by Clarabridge; and
•	Recognized as one of Canada’s Best Diversity Employers by Mediacorp.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC SECOND QUARTER 2017

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2016 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2017			2016 Annual Report
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			29
	3	Top and emerging risks	20			46
	4	Key future regulatory ratio requirements	15, 33, 36	55	6	34, 69, 72, 139
Risk governance, risk management and business model	5	Risk management structure				41, 42
	6	Risk culture and appetite				40, 43, 44
	7	Risks arising from business activities	22			44, 48
	8	Bank-wide stress testing	25			36, 46, 52, 57, 64, 68, 74
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	14	55		29, 139
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1–4	31
	11	Regulatory capital flow statement			5	33
	12	Capital management and planning				35, 139
	13	Business activities and risk-weighted assets	22		7	32–34, 48
	14	Risk-weighted assets and capital requirements			7	30, 32
	15	Credit risk by major portfolios			13–20	51–55
	16	Risk-weighted assets flow statement			8	33–34
	17	Back-testing of models			21, 22	45, 51, 63, 74
Liquidity	18	Liquid assets	32			68
Funding	19	Encumbered assets	33			69
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	36			72
	21	Funding strategy and sources	34			70
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	29			62
	23	Significant trading and non-trading market risk factors	29–31			62–66
	24	Model assumptions, limitations and validation procedures				62–66
	25	Stress testing and scenario analysis				36, 64
Credit risk	26	Analysis of credit risk exposures	23–28	59	9–12	52–60, 121–123, 163
	27	Impaired loan and forbearance policies	23, 26			50, 57, 77, 103
	28	Reconciliation of impaired loans and the allowance for credit losses	23, 26	53		50, 57, 121
	29	Counterparty credit risk arising from derivatives	25		12, 28(2)	49, 53, 133–134
	30	Credit risk mitigation	23		12, 25	49, 50, 55, 133–134
Other risks	31	Other risks	37			73–75
	32	Discussion of publicly known risk events		57		74, 153
(1)	A detailed glossary of our risk and capital terminology is included on page 174 of our 2016 Annual Report.
(2)	Included in our supplementary financial information package.

CIBC SECOND QUARTER 2017	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2017 compared with corresponding periods. The MD&A should be read in conjunction with our 2016 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of May 24, 2017. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 172 to 177 of our 2016 Annual Report.

Contents
2	Second quarter financial highlights	14	Capital resources
		19	Off-balance sheet arrangements
3	Overview
3	Financial results	20	Management of risk
5	Significant events	20	Risk overview
6	Review of quarterly financial information	23	Credit risk
6	Outlook for calendar year 2017	29	Market risk
		32	Liquidity risk
7	Non-GAAP measures	37	Other risks

8	Strategic business units overview	38	Accounting and control matters
8	Retail and Business Banking	38	Critical accounting policies and estimates
9	Wealth Management	38	Accounting developments
10	Capital Markets	40	Regulatory developments
11	Corporate and Other	41	Controls and procedures
		41	Related-party transactions
13	Financial condition
13	Review of condensed consolidated balance sheet

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant events”, “Overview – Outlook for calendar year 2017”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2017” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because all of the required approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2017	1

Second quarter financial highlights

		As at or for the three months ended			As at or for the six months ended
	Unaudited	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
	Financial results ($ millions)
	Net interest income	$2,095	$2,142	$2,037	$4,237	$4,143
	Non-interest income	1,603	2,067	1,594	3,670	3,075
	Total revenue	3,698	4,209	3,631	7,907	7,218
	Provision for credit losses	179	212	324	391	586
	Non-interest expenses	2,275	2,274	2,242	4,549	4,406
	Income before income taxes	1,244	1,723	1,065	2,967	2,226
	Income taxes	194	316	124	510	303
	Net income	$1,050	$1,407	$941	$2,457	$1,923
	Net income attributable to non-controlling interests	$5	$5	$5	$10	$10
	Preferred shareholders	10	9	10	19	19
	Common shareholders	1,035	1,393	926	2,428	1,894
	Net income attributable to equity shareholders	$1,045	$1,402	$936	$2,447	$1,913
	Financial measures
	Reported efficiency ratio	61.5%	54.0%	61.7%	57.5%	61.0%
	Adjusted efficiency ratio (1)	58.9%	56.3%	58.0%	57.6%	58.1%
	Loan loss ratio (2)	0.25%	0.26%	0.38%	0.25%	0.32%
	Reported return on common shareholders’ equity	17.7%	24.4%	18.0%	21.0%	18.1%
	Adjusted return on common shareholders’ equity (1)	18.1%	20.1%	18.4%	19.1%	18.7%
	Net interest margin	1.63%	1.61%	1.65%	1.62%	1.67%
	Net interest margin on average interest-earning assets	1.81%	1.80%	1.89%	1.81%	1.92%
	Return on average assets	0.82%	1.06%	0.76%	0.94%	0.78%
	Return on average interest-earning assets	0.91%	1.18%	0.88%	1.05%	0.89%
	Total shareholder return	0.58%	11.49%	12.72%	12.14%	3.56%
	Reported effective tax rate	15.6%	18.4%	11.6%	17.2%	13.6%
	Adjusted effective tax rate (1)	15.7%	18.5%	16.1%	17.2%	16.7%
Common share information
Per share ($)	– basic earnings	$2.59	$3.50	$2.35	$6.09	$4.79
	– reported diluted earnings	2.59	3.50	2.35	6.08	4.78
	– adjusted diluted earnings (1)	2.64	2.89	2.40	5.53	4.95
	– dividends	1.27	1.24	1.18	2.51	2.33
	– book value	61.42	58.90	52.16	61.42	52.16
Share price ($)	– high	119.86	113.16	101.76	119.86	101.76
	– low	109.71	97.76	83.33	97.76	83.33
	– closing	110.25	110.81	101.34	110.25	101.34
Shares outstanding (thousands)	– weighted-average basic	399,807	397,647	394,679	398,709	395,815
	– weighted-average diluted	400,577	398,311	395,150	399,413	396,302
	– end of period	401,608	399,559	394,679	401,608	394,679
	Market capitalization ($ millions)	$44,277	$44,275	$39,997	$44,277	$39,997
	Value measures
	Dividend yield (based on closing share price)	4.7%	4.4%	4.7%	4.6%	4.6%
	Reported dividend payout ratio	49.0%	35.4%	50.2%	41.2%	48.7%
	Adjusted dividend payout ratio (1)	48.1%	42.8%	49.1%	45.4%	47.0%
	Market value to book value ratio	1.80	1.88	1.94	1.80	1.94
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$110,472	$104,913	$91,054	$110,472	$91,054
	Loans and acceptances, net of allowance	330,752	322,094	303,761	330,752	303,761
	Total assets	528,591	513,294	478,144	528,591	478,144
	Deposits	413,128	409,753	368,710	413,128	368,710
	Common shareholders’ equity	24,668	23,532	20,585	24,668	20,585
	Average assets	528,099	528,852	502,408	528,482	498,350
	Average interest-earning assets	475,067	470,943	437,179	472,970	434,248
	Average common shareholders’ equity	23,932	22,674	20,899	23,293	21,068
	Assets under administration (AUA) (3)(4)	2,120,972	2,036,008	1,878,290	2,120,972	1,878,290
	Assets under management (AUM) (4)	198,941	186,547	169,521	198,941	169,521
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA	$175,431	$169,350	$165,419	$175,431	$165,419
	Tier 1 capital RWA	175,431	169,575	165,746	175,431	165,746
	Total capital RWA	175,431	169,755	166,027	175,431	166,027
	Capital ratios
	CET1 ratio	12.2%	11.9%	10.4%	12.2%	10.4%
	Tier 1 capital ratio	13.5%	13.2%	11.9%	13.5%	11.9%
	Total capital ratio	15.4%	15.2%	13.9%	15.4%	13.9%
	Basel III leverage ratio
	Leverage ratio exposure ($ millions)	$572,104	$555,830	$516,838	$572,104	$516,838
	Leverage ratio	4.1%	4.0%	3.8%	4.1%	3.8%
	Liquidity coverage ratio	125%	119%	122%	n/a	n/a
Other information
	Full-time equivalent employees	43,444	43,016	43,380	43,444	43,380
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,699.4 billion (January 31, 2017: $1,630.8 billion; April 30, 2016: $1,502.3 billion).
(4)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

2	CIBC SECOND QUARTER 2017

Overview

Financial results

Reported net income for the quarter was $1,050 million, compared with $941 million for the same quarter last year, and $1,407 million for the prior quarter.

Adjusted net income(1) for the quarter was $1,070 million, compared with $962 million for the same quarter last year, and $1,166 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.59, compared with $2.35 for the same quarter last year, and $3.50 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.64, compared with $2.40 for the same quarter last year, and $2.89 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$20 million ($15 million after-tax) in transaction and integration-related costs(2) associated with the acquisition of PrivateBank (Corporate and Other); and
•	$6 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note decreased revenue by $7 million, increased non-interest expenses by $19 million, and decreased income taxes by $6 million. In aggregate, these items of note decreased net income by $20 million.

Net interest income(3)

Net interest income was up $58 million or 3% from the same quarter last year, primarily due to volume growth across retail products, partially offset by narrower retail spreads.

Net interest income was down $47 million or 2% from the prior quarter, primarily due to fewer days in the current quarter, and lower income in Capital Markets, partially offset by higher treasury revenue and volume growth across most retail products.

Net interest income for the six months ended April 30, 2017 was up $94 million or 2% from the same period in 2016, primarily due to volume growth across retail products, partially offset by narrower retail spreads and lower trading income.

Non-interest income(3)

Non-interest income was up $9 million or 1% from the same quarter last year, primarily due to higher mutual fund fees, investment management and custodial fees, and available-for-sale (AFS) securities gains, partially offset by a gain on the sale of a processing centre, shown as an item of note in the same quarter last year, and lower trading income in the current quarter.

Non-interest income was down $464 million or 22% from the prior quarter, as the prior quarter included a gain on the sale and lease back of certain retail properties, shown as an item of note. In addition, the current quarter included lower trading income.

Non-interest income for the six months ended April 30, 2017 was up $595 million or 19% from the same period in 2016, primarily due to the gain on the sale and lease back of certain retail properties noted above, higher trading income, investment management and custodial fees, mutual fund fees, and AFS securities gains. These factors were partially offset by the gain on the sale of a processing centre in the same period in 2016 noted above.

Provision for credit losses

Provision for credit losses was down $145 million or 45% from the same quarter last year. In Retail and Business Banking, the provision was down primarily due to lower bankruptcies, partially offset by higher write-offs in the card portfolio. In Capital Markets, the current quarter included a reversal of credit losses compared with a provision for credit losses in the same quarter last year, primarily due to better performance in the oil and gas sector. In Corporate and Other, the current quarter included a reversal of credit losses compared with a provision for credit losses in the same quarter last year, primarily due to an increase in the collective allowance in the same quarter last year, shown as an item of note.

Provision for credit losses was down $33 million or 16% from the prior quarter. In Retail and Business Banking, the provision was down primarily due to lower write-offs and higher recoveries in the card portfolio. In Capital Markets, the current quarter included a reversal of credit losses compared with a provision for credit losses in the prior quarter, primarily due to better performance in the oil and gas sector. In Corporate and Other, the current quarter included a reversal of credit losses compared with a provision for credit losses in the prior quarter, primarily due to a higher reduction in the collective allowance, and lower losses in FirstCaribbean International Bank Limited (CIBC FirstCaribbean).

Provision for credit losses for the six months ended April 30, 2017 was down $195 million or 33% from the same period in 2016. In Retail and Business Banking, the provision was up due to higher write-offs in the card and personal lending portfolios. In Capital Markets, the current period included a reversal of credit losses compared with a provision for credit losses in the same period in 2016, primarily due to better performance in the oil and gas sector. In Corporate and Other, the current period included a reversal of credit losses of $7 million compared with a provision for credit losses of $118 million in the same period in 2016, as the same period last year included increases in the collective allowance, shown as items of note.

Non-interest expenses

Non-interest expenses were up $33 million or 1% from the same quarter last year, primarily due to higher spending on strategic initiatives, including transaction and integration-related costs associated with the acquisition of PrivateBank, shown as an item of note, and higher performance-based compensation. These factors were partially offset by legal provisions, shown as an item of note in the same quarter last year.

Non-interest expenses were comparable with the prior quarter, as the impact of higher spending on strategic initiatives was partially offset by lower employee compensation and benefits.

Non-interest expenses for the six months ended April 30, 2017 were up $143 million or 3% from the same period in 2016, primarily due to higher performance-based compensation and higher spending on strategic initiatives, partially offset by the legal provisions in the same period in 2016 noted above.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Transaction costs include legal and other advisory fees, as well as financing costs associated with pre-funding the cash component of the merger consideration. Integration costs are comprised of direct and incremental costs incurred as part of planning for integrating the businesses of PrivateBank with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, consulting fees and marketing costs related to rebranding activities.
(3)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

CIBC SECOND QUARTER 2017	3

Income taxes

Income tax expense was up $70 million or 56% from the same quarter last year, largely due to higher income and an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note in the same quarter last year.

Income tax expense was down $122 million or 39% from the prior quarter, primarily due to lower income.

Income tax expense for the six months ended April 30, 2017 was up $207 million or 68% from the same period in 2016, largely due to higher income. The same period in 2016 included the income tax recovery noted above, and an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, shown as an item of note.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in 2018.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $194 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which would eliminate the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A revised draft of the rules was released on July 31, 2015. The rules became law effective as of November 1, 2015, with a set of transition rules that applied between November 1, 2015 and April 30, 2017.

In June 2016, the CRA reassessed CIBC approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In May 2017, the CRA reassessed CIBC additional income tax of approximately $180 million related to the tax deductibility of dividends during the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the six months ended
$ millions, except per share amounts	Apr. 30, 2017 vs. Apr. 30, 2016	Apr. 30, 2017 vs. Jan. 31, 2017	Apr. 30, 2017 vs. Apr. 30, 2016
Estimated increase (decrease) in:
Total revenue	$15	$5	$(2)
Provision for credit losses	–	–	–
Non-interest expenses	8	3	(1)
Income taxes	–	–	–
Net income	7	2	(1)
Impact on EPS:
Basic	$0.02	$0.01	$–
Diluted	0.02	0.01	–
Average USD appreciation (depreciation) relative to CAD	3.0%	0.9%	(0.2	) %

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q1, 2017

•	$299 million ($245 million after-tax) gain on the sale and lease back of certain retail properties (Retail and Business Banking); and
•	$6 million ($4 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $2 million after-tax in Wealth Management, and $1 million after-tax in Corporate and Other).

The above items of note increased revenue by $299 million, non-interest expenses by $6 million, and income taxes by $52 million. In aggregate, these items of note increased net income by $241 million.

Q2, 2016

•	$77 million ($56 million after-tax) increase in legal provisions (Corporate and Other);
•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre (Corporate and Other);
•	$40 million ($29 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1);
•	$30 million income tax recovery due to the settlement of transfer pricing-related matters (Retail and Business Banking);
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$7 million ($5 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $2 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $53 million, provision for credit losses by $40 million and non-interest expenses by $95 million, and decreased income taxes by $61 million. In aggregate, these items of note decreased net income by $21 million.

(1)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the card portfolio, which are all reported in the respective strategic business units (SBUs).

4	CIBC SECOND QUARTER 2017

Q1, 2016

•	$69 million ($51 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1);
•	$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the sale of our minority investment in American Century Investments (ACI) (Corporate and Other);
•	$9 million ($7 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$5 million ($4 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note decreased revenue by $4 million, increased provision for credit losses by $69 million and non-interest expenses by $10 million, and decreased income taxes by $36 million. In aggregate, these items of note decreased net income by $47 million.

(1)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs.

Significant events

Acquisition of PrivateBancorp, Inc.

On June 29, 2016, we announced that we had entered into a definitive agreement to acquire PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (PrivateBank). PrivateBank is a Chicago-based middle-market commercial bank with private banking and wealth management capabilities.

On March 30, 2017, we announced that we had entered into an amended merger agreement (the first amendment). Under the terms of the first amendment, CIBC offered to pay US$24.20 in cash and 0.4176 of a CIBC common share for each share of PrivateBancorp common stock.

On May 4, 2017, we announced that we had entered into a second amendment to the merger agreement (the second amendment) and affirmed that the terms of the second amendment represented CIBC’s best and final offer to PrivateBancorp stockholders. Under the second amendment, CIBC offered to pay US$27.20 in cash and 0.4176 of a CIBC common share for each share of PrivateBancorp common stock. Based on the May 3, 2017 closing price of CIBC’s common shares on the New York Stock Exchange (US$79.58), the total transaction value implied by the second amendment was approximately US$4.9 billion (C$6.8 billion), or US$60.43 of value per share of PrivateBancorp common stock. On May 4, 2017, CIBC also announced its intention to adjust the anticipated June 28, 2017 record date for its next quarterly dividend to a date following the effective date of the merger, in the event that the merger is imminent but has not been consummated as of June 28, 2017.

On May 12, 2017, at a special meeting of shareholders, PrivateBancorp’s common stockholders approved the amended merger agreement. Completion of the proposed merger remains subject to receiving approvals from the Office of the Superintendent of Financial Institutions (OSFI) (Canada) and the Board of Governors of the Federal Reserve System, which we anticipate receiving in time to close the transaction in June 2017.

During the second quarter, we recognized transaction and integration-related costs associated with the acquisition of $20 million ($15 million after-tax) in Corporate and Other, shown as an item of note. Transaction costs include legal and other advisory fees, as well as financing costs associated with pre-funding the cash component of the merger consideration. Integration costs are comprised of direct and incremental costs incurred as part of planning for integrating the businesses of PrivateBank with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, consulting fees and marketing costs related to rebranding activities.

Aeroplan developments

Air Canada announced on May 11, 2017, that it will not be renewing its exclusive Aeroplan partnership with Aimia Inc. (Aimia) upon the expiry of the contract in 2020. CIBC’s Aeroplan clients are not immediately impacted by this announcement, as Aeroplan members may continue to collect miles and redeem them for Air Canada travel until Aimia’s contract with Air Canada expires in 2020.

Lease of new premises

On April 12, 2017, we announced that we had entered into a lease agreement to become the anchor tenant at a new office complex in downtown Toronto. We have agreed to lease up to 1.75 million square feet of total office space in two buildings to be constructed at the site within the next six years. The aggregate future minimum lease commitments related to the lease, which begins in 2020, are $2.3 billion.

Sale and lease back of certain retail properties

During the first quarter, we sold and leased back 89 retail properties located mainly in Ontario and British Columbia, and recognized a gain of $299 million ($245 million after-tax) in our Retail and Business Banking SBU.

CIBC SECOND QUARTER 2017	5

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended			2017				2016		2015
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Revenue
Retail and Business Banking		$2,225	$2,596	$2,290	$2,225	$2,150	$2,190	$2,176	$2,118
Wealth Management		659	653	620	1,035	583	601	607	628
Capital Markets (1)		733	877	673	809	750	683	571	691
Corporate and Other (1)		81	83	98	67	148	113	129	83
Total revenue		$3,698	$4,209	$3,681	$4,136	$3,631	$3,587	$3,483	$3,520
Net interest income		$2,095	$2,142	$2,110	$2,113	$2,037	$2,106	$2,043	$2,021
Non-interest income		1,603	2,067	1,571	2,023	1,594	1,481	1,440	1,499
Total revenue		3,698	4,209	3,681	4,136	3,631	3,587	3,483	3,520
Provision for credit losses		179	212	222	243	324	262	198	189
Non-interest expenses		2,275	2,274	2,347	2,218	2,242	2,164	2,383	2,179
Income before income taxes		1,244	1,723	1,112	1,675	1,065	1,161	902	1,152
Income taxes		194	316	181	234	124	179	124	174
Net income		$1,050	$1,407	$931	$1,441	$941	$982	$778	$978
Net income attributable to:
Non-controlling interests		$5	$5	$4	$6	$5	$5	$2	$5
Equity shareholders		1,045	1,402	927	1,435	936	977	776	973
EPS	– basic	$2.59	$3.50	$2.32	$3.61	$2.35	$2.44	$1.93	$2.42
	– diluted	2.59	3.50	2.32	3.61	2.35	2.43	1.93	2.42

(1)	Capital Markets revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth, partially offset by the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2017 included a gain on the sale and lease back of certain retail properties.

In Wealth Management, we recognized a gain, net of related transaction costs, on the sale of our minority investment in ACI in the third quarter of 2016. We ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in the first quarter of 2016.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. The first quarter of 2017 included higher trading revenue, while the third quarter of 2016 included a gain from the structured credit run-off business.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in Capital Markets revenue. The second quarter of 2016 included a gain on sale of a processing centre.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card and personal lending portfolios trended higher after the first quarter of 2016. In Capital Markets, losses in the oil and gas sector were elevated in the fourth quarter of 2015 and the first half of 2016, but performance in this sector has improved in more recent quarters. The third quarter of 2016 had higher losses in our exited European leveraged finance portfolio. In Corporate and Other, the first two quarters of 2016 included increases in the collective allowance, primarily relating to deterioration in the commodities sector and economic conditions.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The fourth quarters of 2016 and 2015 included restructuring charges primarily relating to employee severance. The second quarter of 2016 included legal provisions in Corporate and Other.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The second quarter of 2016 included an income tax recovery due to the settlement of transfer pricing-related matters. The first quarter of 2016 included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards.

Outlook for calendar year 2017

Global growth in gross domestic product in 2017 is expected to be marginally better than the moderate pace seen in 2016. Emerging markets should see some support from earlier interest rate cuts. The U.S. should improve to a growth rate slightly above 2%, driven by consumer spending and housing, while Europe should be steady with growth in the 1.5% range, as diminished fiscal tightening should help offset the impact of political uncertainties. The U.S. Federal Reserve could raise rates further over the remainder of the year, but the federal funds rate will remain very low by historical standards. Canada’s economic growth rate should accelerate to roughly 2.5%, helped by a diminished drag from declines in energy sector capital spending and additions to government infrastructure spending. Canada’s 2017 growth could be impacted if the U.S. pursues a protectionist policy that extends to Canadian exports. The Canadian dollar could recover some of the ground it lost in April if progress is made towards healing trade frictions with the U.S.

In Retail and Business Banking, we could see a more moderate expansion of consumer credit due to steps taken by the government to slow price appreciation in the housing market. Business credit demand should remain healthy, given very low interest rates and somewhat faster economic growth.

An improving environment for corporate profits and low interest rates should support equity-related business in Capital Markets and Wealth Management, and Capital Markets should see continued strength in the issuance of government debt tied to accelerating infrastructure spending.

Credit quality should remain healthy overall, with somewhat firmer oil prices diminishing risks in the energy sector.

6	CIBC SECOND QUARTER 2017

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2016 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the six months ended
$ millions		2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$1,035	$1,393	$926	$2,428	$1,894
After-tax impact of items of note (1)		20	(241)	21	(221)	68
Adjusted net income attributable to common shareholders (2)	B	$1,055	$1,152	$947	$2,207	$1,962
Diluted weighted-average common shares outstanding (thousands)	C	400,577	398,311	395,150	399,413	396,302
Reported diluted EPS ($)	A/C	$2.59	$3.50	$2.35	$6.08	$4.78
Adjusted diluted EPS ($) (2)	B/C	2.64	2.89	2.40	5.53	4.95
Reported and adjusted efficiency ratio
Reported total revenue	D	$3,698	$4,209	$3,631	$7,907	$7,218
Pre-tax impact of items of note (1)		7	(299)	(53)	(292)	(49)
TEB		123	118	120	241	235
Adjusted total revenue (2)	E	$3,828	$4,028	$3,698	$7,856	$7,404
Reported non-interest expenses	F	$2,275	$2,274	$2,242	$4,549	$4,406
Pre-tax impact of items of note (1)		(19)	(6)	(95)	(25)	(105)
Adjusted non-interest expenses (2)	G	$2,256	$2,268	$2,147	$4,524	$4,301
Reported efficiency ratio	F/D	61.5%	54.0%	61.7%	57.5%	61.0%
Adjusted efficiency ratio (2)	G/E	58.9%	56.3%	58.0%	57.6%	58.1%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$508	$493	$466	$1,001	$923
Reported dividend payout ratio	H/A	49.0%	35.4%	50.2%	41.2%	48.7%
Adjusted dividend payout ratio (2)	H/B	48.1%	42.8%	49.1%	45.4%	47.0%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$23,932	$22,674	$20,899	$23,293	$21,068
Reported return on common shareholders’ equity	A/I (3)	17.7%	24.4%	18.0%	21.0%	18.1%
Adjusted return on common shareholders’ equity (2)	B/I (3)	18.1%	20.1%	18.4%	19.1%	18.7%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,244	$1,723	$1,065	$2,967	$2,226
Pre-tax impact of items of note (1)		26	(293)	82	(267)	165
Adjusted income before income taxes (2)	K	$1,270	$1,430	$1,147	$2,700	$2,391
Reported income taxes	L	$194	$316	$124	$510	$303
Tax impact of items of note (1)		6	(52)	61	(46)	97
Adjusted income taxes (2)	M	$200	$264	$185	$464	$400
Reported effective tax rate	L/J	15.6%	18.4%	11.6%	17.2%	13.6%
Adjusted effective tax rate (2)	M/K	15.7%	18.5%	16.1%	17.2%	16.7%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Reported net income (loss)	$647	$154	$292	$(43)	$1,050
Apr. 30	After-tax impact of items of note (1)	1	1	–	18	20
	Adjusted net income (loss) (2)	$648	$155	$292	$(25)	$1,070
2017	Reported net income (loss)	$953	$133	$371	$(50)	$1,407
Jan. 31	After-tax impact of items of note (1)	(244)	2	–	1	(241)
	Adjusted net income (loss) (2)	$709	$135	$371	$(49)	$1,166
2016	Reported net income (loss)	$652	$113	$252	$(76)	$941
Apr. 30	After-tax impact of items of note (1)	(29)	2	8	40	21
	Adjusted net income (loss) (2)	$623	$115	$260	$(36)	$962

$ millions, for the six months ended
2017	Reported net income (loss)	$1,600	$287	$663	$(93)	$2,457
Apr. 30	After-tax impact of items of note (1)	(243)	3	–	19	(221)
	Adjusted net income (loss) (2)	$1,357	$290	$663	$(74)	$2,236
2016	Reported net income (loss)	$1,336	$232	$496	$(141)	$1,923
Apr. 30	After-tax impact of items of note (1)	(27)	5	12	78	68
	Adjusted net income (loss) (2)	$1,309	$237	$508	$(63)	$1,991
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Annualized.

CIBC SECOND QUARTER 2017	7

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2016 Annual Report.

Retail and Business Banking

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Results(1)

	For the three months ended			For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Revenue
Personal banking	$1,771	$1,836	$1,713	$3,607	$3,462
Business banking	447	453	423	900	848
Other	7	307	14	314	30
Total revenue	2,225	2,596	2,150	4,821	4,340
Provision for credit losses	196	205	199	401	362
Non-interest expenses	1,149	1,129	1,105	2,278	2,202
Income before income taxes	880	1,262	846	2,142	1,776
Income taxes	233	309	194	542	440
Net income	$647	$953	$652	$1,600	$1,336
Net income attributable to:
Equity shareholders (a)	$647	$953	$652	$1,600	$1,336
Efficiency ratio	51.6%	43.5%	51.4%	47.2%	50.7%
Return on equity (2)	47.8%	67.0%	51.9%	57.7%	52.3%
Charge for economic capital (2) (b)	$(131)	$(138)	$(122)	$(269)	$(249)
Economic profit (2) (a+b)	$516	$815	$530	$1,331	$1,087
Full-time equivalent employees	20,715	20,494	20,833	20,715	20,833
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $647 million, down $5 million from the same quarter last year, primarily due to higher non-interest expenses and higher income taxes, partially offset by higher revenue.

Net income was down $306 million from the prior quarter, primarily due to lower revenue. The prior quarter included a gain on the sale and lease back of certain retail properties, shown as an item of note.

Net income for the six months ended April 30, 2017 was $1.6 billion, up $264 million from the same period in 2016, primarily due to higher revenue, which included the gain noted above, partially offset by higher non-interest expenses and a higher provision for credit losses.

Revenue

Revenue was up $75 million or 3% from the same quarter last year.

Personal banking revenue was up $58 million, primarily due to volume growth and higher fees, partially offset by narrower spreads and one less day in the current quarter.

Business banking revenue was up $24 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $7 million, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Revenue was down $371 million or 14% from the prior quarter.

Personal banking revenue was down $65 million, primarily due to fewer days in the current quarter and lower fees, partially offset by volume growth.

Business banking revenue was down $6 million, primarily due to fewer days in the current quarter, partially offset by higher fees and volume growth.

Other revenue was down $300 million, as the prior quarter included the gain noted above.

Revenue for the six months ended April 30, 2017 was up $481 million or 11% from the same period in 2016.

Personal banking revenue was up $145 million, primarily due to volume growth and higher fees, partially offset by narrower spreads and one less day in the current period.

Business banking revenue was up $52 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was up $284 million, primarily due to the gain noted above.

Provision for credit losses

Provision for credit losses was down $3 million from the same quarter last year, primarily due to lower bankruptcies, partially offset by higher write-offs in the card portfolio.

Provision for credit losses was down $9 million from the prior quarter, primarily due to lower write-offs and higher recoveries in the card portfolio.

8	CIBC SECOND QUARTER 2017

Provision for credit losses for the six months ended April 30, 2017 was up $39 million from the same period in 2016, primarily due to higher write-offs in the card and personal lending portfolio.

Non-interest expenses

Non-interest expenses were up $44 million or 4% and up $20 million or 2%, from the same quarter last year and the prior quarter, respectively, primarily due to higher spending on strategic initiatives, including client experience and innovation to further our retail transformation.

Non-interest expenses for the six months ended April 30, 2017 were up $76 million or 3% from the same period in 2016, primarily due to higher spending on strategic initiatives, including client experience and innovation to further our retail transformation.

Income taxes

Income taxes were up $39 million from the same quarter last year, as the same quarter last year included an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note.

Income taxes were down $76 million from the prior quarter, primarily due to lower income. The prior quarter also had a lower effective tax rate on the gain noted above.

Income taxes for the six months ended April 30, 2017 were up $102 million from the same period last year, primarily due to higher income, partially offset by the impact of a lower effective tax rate on the gain noted above. The same period in 2016 included the income tax recovery noted above.

Wealth Management

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through approximately 1,600 advisors across Canada and the U.S. The results of ACI (sold in fiscal 2016) are included in the Other business line.

Results(1)

	For the three months ended			For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Revenue
Retail brokerage	$352	$352	$312	$704	$620
Asset management	207	194	179	401	360
Private wealth management	100	107	91	207	189
Other	–	–	1	–	15
Total revenue	659	653	583	1,312	1,184
Non-interest expenses	461	469	432	930	871
Income before income taxes	198	184	151	382	313
Income taxes	44	51	38	95	81
Net income	$154	$133	$113	$287	$232
Net income attributable to:
Equity shareholders (a)	$154	$133	$113	$287	$232
Efficiency ratio	70.0%	71.7%	74.0%	70.8%	73.5%
Return on equity (2)	43.8%	35.1%	18.6%	39.2%	18.9%
Charge for economic capital (2) (b)	$(35)	$(36)	$(58)	$(71)	$(118)
Economic profit (2) (a+b)	$119	$97	$55	$216	$114
Full-time equivalent employees	4,307	4,270	4,354	4,307	4,354
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $154 million, up $41 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was up $21 million from the prior quarter, primarily due to lower income taxes, lower non-interest expenses, and higher revenue.

Net income for the six months ended April 30, 2017 was $287 million, up $55 million from the same period in 2016, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $76 million or 13% from the same quarter last year.

Retail brokerage revenue was up $40 million, primarily due to higher investment management and custodial fees, driven by higher average AUM and AUA.

Asset management revenue was up $28 million, primarily due to higher average AUM, driven by market appreciation and net sales of long-term mutual funds.

Private wealth management revenue was up $9 million, primarily due to growth in average AUM.

Revenue was up $6 million or 1% from the prior quarter.

Retail brokerage revenue was comparable with the prior quarter.

Asset management revenue was up $13 million, primarily due to higher average AUM, driven by market appreciation and net sales of long-term mutual funds, and mark-to-market gains on seed capital investments in various mutual fund and institutional pools.

Private wealth management revenue was down $7 million, as the prior quarter included annual performance fees earned by Atlantic Trust Private Wealth Management (Atlantic Trust).

CIBC SECOND QUARTER 2017	9

Revenue for the six months ended April 30, 2017 was up $128 million or 11% from the same period in 2016.

Retail brokerage revenue was up $84 million, primarily due to higher investment management and custodial fees from higher average AUM and AUA, and higher commission revenue, driven by an increase in transaction volume and debt and equity issuance activity.

Asset management revenue was up $41 million, primarily due to higher average AUM, driven by market appreciation and net sales of long-term mutual funds.

Private wealth management revenue was up $18 million, mainly due to growth in average AUM and higher annual performance fees earned by Atlantic Trust.

Other revenue was down $15 million, as we ceased recognition of income from equity-accounted associates following the announcement of the sale of ACI in December 2015.

Non-interest expenses

Non-interest expenses were up $29 million or 7% from the same quarter last year, primarily due to higher performance-based compensation.

Non-interest expenses were down $8 million or 2% from the prior quarter, primarily due to lower performance-based compensation.

Non-interest expenses for the six months ended April 30, 2017 were up $59 million or 7% from the same period in 2016, primarily due to higher performance-based and employee-related compensation.

Income taxes

Income taxes were up $6 million from the same quarter last year, primarily due to higher income, partially offset by an income tax recovery in the current quarter.

Income taxes were down $7 million from the prior quarter, primarily due to the income tax recovery noted above.

Income taxes for the six months ended April 30, 2017 were up $14 million from the same period in 2016, primarily due to higher income, partially offset by the income tax recovery noted above.

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

	For the three months ended			For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Revenue
Global markets	$407	$531	$469	$938	$860
Corporate and investment banking	326	335	296	661	582
Other	–	11	(15)	11	(9)
Total revenue (2)	733	877	750	1,610	1,433
Provision for (reversal of) credit losses	(5)	2	81	(3)	106
Non-interest expenses	363	382	351	745	695
Income before income taxes	375	493	318	868	632
Income taxes (2)	83	122	66	205	136
Net income	$292	$371	$252	$663	$496
Net income attributable to:
Equity shareholders (a)	$292	$371	$252	$663	$496
Efficiency ratio (2)	49.5%	43.6%	46.9%	46.3%	48.5%
Return on equity (3)	35.1%	41.9%	27.7%	38.6%	28.9%
Charge for economic capital (3) (b)	$(81)	$(86)	$(89)	$(167)	$(167)
Economic profit (3) (a+b)	$211	$285	$163	$496	$329
Full-time equivalent employees	1,325	1,301	1,304	1,325	1,304
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $123 million for the quarter ended April 30, 2017 (January 31, 2017: $118 million; April 30, 2016: $120 million) and $241 million for the six months ended April 30, 2017 (April 30, 2016: $235 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $292 million, up $40 million from the same quarter last year, primarily due to a reversal of credit losses compared with a provision for credit losses in the same quarter last year, partially offset by lower revenue.

Net income was down $79 million from the prior quarter, primarily due to lower revenue, partially offset by lower non-interest expenses.

Net income for the six months ended April 30, 2017 was $663 million, up $167 million from the same period in 2016, primarily due to higher revenue and a reversal of credit losses compared with a provision for credit losses in the same period in 2016, partially offset by higher non-interest expenses.

Revenue

Revenue was down $17 million or 2% from the same quarter last year.

Global markets revenue was down $62 million, primarily due to lower revenue from interest rate and foreign exchange trading.

Corporate and investment banking revenue was up $30 million, primarily due to higher investment portfolio gains and revenue from U.S. real estate finance, partially offset by lower equity underwriting activity.

Other revenue was up $15 million, primarily due to lower mark-to-market losses on corporate loan hedges, and gains in our run-off businesses compared with losses in the same quarter last year.

10	CIBC SECOND QUARTER 2017

Revenue was down $144 million or 16% from the prior quarter.

Global markets revenue was down $124 million, primarily due to lower equity derivatives, interest rate, commodities and foreign exchange trading.

Corporate and investment banking revenue was down $9 million, primarily due to lower revenue from corporate banking, debt and equity underwriting, and U.S. real estate finance, partially offset by higher investment portfolio gains.

Other revenue was down $11 million, primarily due to lower gains in our run-off businesses.

Revenue for the six months ended April 30, 2017 was up $177 million or 12% from the same period in 2016.

Global markets revenue was up $78 million, primarily due to higher revenue from equity derivatives and commodities trading, and global markets financing activities, partially offset by lower foreign exchange trading revenue.

Corporate and investment banking revenue was up $79 million, primarily due to higher investment portfolios gains, higher revenue from corporate banking, debt underwriting activity, and U.S. real estate finance, partially offset by lower advisory revenue.

Other revenue was up $20 million, primarily due to gains in our run-off businesses compared with losses in the same period in 2016.

Provision for (reversal of) credit losses

The current quarter included a reversal of credit losses of $5 million, compared with a provision for credit losses of $81 million in the same quarter last year, and a provision for credit losses of $2 million in the prior quarter, primarily due to better performance in the oil and gas sector.

The six months ended April 30, 2017 included a reversal of credit losses of $3 million compared with a provision for credit losses of $106 million in the same period in 2016, primarily due to better performance in the oil and gas sector.

Non-interest expenses

Non-interest expenses were up $12 million or 3% from the same quarter last year, primarily due to higher spending on strategic initiatives.

Non-interest expenses were down $19 million or 5% from the prior quarter, primarily due to lower performance-based compensation.

Non-interest expenses for the six months ended April 30, 2017 were up $50 million or 7% from the same period in 2016, primarily due to higher performance-based compensation.

Income taxes

Income taxes were up $17 million from the same quarter last year primarily due to higher income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income taxes were down $39 million from the prior quarter, primarily due to lower income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Income taxes for the six months ended April 30, 2017 were up $69 million from the same period in 2016, primarily due to higher income and the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

	For the three months ended			For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Revenue
International banking	$178	$179	$175	$357	$370
Other	(97)	(96)	(27)	(193)	(109)
Total revenue (2)	81	83	148	164	261
Provision for (reversal of) credit losses	(12)	5	44	(7)	118
Non-interest expenses	302	294	354	596	638
Loss before income taxes	(209)	(216)	(250)	(425)	(495)
Income taxes (2)	(166)	(166)	(174)	(332)	(354)
Net loss	$(43)	$(50)	$(76)	$(93)	$(141)
Net income (loss) attributable to:
Non-controlling interests	$5	$5	$5	$10	$10
Equity shareholders	(48)	(55)	(81)	(103)	(151)
Full-time equivalent employees	17,097	16,951	16,889	17,097	16,889
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in the “Capital Markets” section for additional details.

Financial overview

Net loss for the quarter was $43 million, compared with a net loss of $76 million in the same quarter last year, primarily due to a reversal of credit losses compared with a provision for credit losses in the same quarter last year, and lower non-interest expenses, partially offset by lower revenue.

Net loss was down $7 million from the prior quarter, primarily due to a reversal of credit losses compared with a provision for credit losses in the prior quarter, partially offset by higher non-interest expenses and lower revenue.

Net loss for the six months ended April 30, 2017 was $93 million, compared with a net loss of $141 million in the same period in 2016, primarily due to a reversal of credit losses compared with a provision for credit losses in the same period in 2016, and lower non-interest expenses, partially offset by lower revenue.

CIBC SECOND QUARTER 2017	11

Revenue

Revenue was down $67 million or 45% from the same quarter last year.

International banking revenue was up $3 million, primarily due to the favourable impact of foreign exchange rates.

Other revenue was down $70 million, as the same quarter last year included a gain on the sale of a processing centre, shown as an item of note. The current quarter included lower treasury revenue.

Revenue was down $2 million or 2% from the prior quarter.

International banking and other revenue were comparable with the prior quarter.

Revenue for the six months ended April 30, 2017 was down $97 million or 37% from the same period in 2016.

International banking revenue was down $13 million, primarily due to the unfavourable impact of foreign exchange rates.

Other revenue was down $84 million, as the same period in 2016 included the gain on sale noted above. The current period included lower treasury revenue.

Provision for credit losses

The current quarter included a reversal of credit losses of $12 million compared with a provision for credit losses of $44 million in the same quarter last year, primarily due to an increase in the collective allowance in the same quarter last year, shown as an item of note.

The current quarter included a reversal of credit losses of $12 million compared with a provision for credit losses of $5 million in the prior quarter, primarily due to a higher reduction in the collective allowance, and lower losses in CIBC FirstCaribbean.

The six months ended April 30, 2017 included a reversal of credit losses of $7 million compared with a provision for credit losses of $118 million in the same period in 2016, as the same period last year included increases in the collective allowance, shown as items of note.

Non-interest expenses

Non-interest expenses were down $52 million or 15% from the same quarter last year, as the same quarter last year included legal provisions, shown as an item of note. The current quarter included transaction and integration-related costs associated with the acquisition of PrivateBank, shown as an item of note, and higher spending on other strategic initiatives.

Non-interest expenses were up $8 million or 3% from the prior quarter, primarily due to higher spending on strategic initiatives, as noted above.

Non-interest expenses for the six months ended April 30, 2017 were down $42 million or 7% from the same period in 2016. The same period in 2016 included the legal provisions noted above, while the current period included higher spending on strategic initiatives, including the transaction and integration-related costs noted above.

Income taxes

Income tax benefit was down $8 million from the same quarter last year, primarily due to lower losses.

Income tax benefit was comparable with the prior quarter.

Income tax benefit for the six months ended April 30, 2017 was down $22 million from the same period in 2016, as the same period last year included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, shown as an item of note.

12	CIBC SECOND QUARTER 2017

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2017 Apr. 30	2016 Oct. 31
Assets
Cash and deposits with banks	$14,403	$14,165
Securities	96,069	87,423
Securities borrowed or purchased under resale agreements	43,842	33,810
Loans and acceptances, net of allowance	330,752	319,781
Derivative instruments	25,612	27,762
Other assets	17,913	18,416
	$528,591	$501,357
Liabilities and equity
Deposits	$413,128	$395,647
Obligations related to securities lent or sold short or under repurchase agreements	38,955	24,550
Derivative instruments	24,345	28,807
Other liabilities	22,982	25,314
Subordinated indebtedness	3,305	3,366
Equity	25,876	23,673
	$528,591	$501,357

Assets

As at April 30, 2017, total assets were up $27.2 billion or 5% from October 31, 2016, of which approximately $2 billion was the result of appreciation of the U.S. dollar.

Cash and deposits with banks increased by $238 million or 2%, mainly due to higher short-term placements in Treasury.

Securities increased by $8.6 billion or 10%, primarily due to higher trading securities, partially offset by a decrease in AFS securities, mainly in Canadian government debt securities.

Securities borrowed or purchased under resale agreements increased by $10.0 billion or 30%, primarily due to client-driven activities.

Loans and acceptances, net of allowance increased by $11.0 billion or 3% due to an increase in residential mortgages and personal loans.

Derivative instruments decreased by $2.2 billion or 8%, largely driven by a decrease in interest rate derivatives valuation, partially offset by an increase in equity derivatives valuation.

Other assets decreased by $503 million or 3%, primarily due to a decrease in collateral pledged for derivatives.

Liabilities

As at April 30, 2017, total liabilities were up $25.0 billion or 5% from October 31, 2016, of which approximately $2 billion was the result of appreciation of the U.S. dollar.

Deposits increased by $17.5 billion or 4%, primarily due to increased wholesale funding and domestic retail volume growth. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $14.4 billion or 59%, primarily due to client-driven activities.

Derivative instruments decreased by $4.5 billion or 15%, largely driven by a decrease in interest rate derivatives valuation.

Other liabilities decreased by $2.3 billion or 9%, mainly due to a decrease in acceptances, partially offset by an increase in collateral received for derivatives.

Equity

As at April 30, 2017, equity increased by $2.2 billion or 9% from October 31, 2016, primarily due to a net increase in retained earnings and share issuance arising from our shareholder and employee plans.

CIBC SECOND QUARTER 2017	13

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 29 to 38 of the 2016 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

CIBC, along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada, and they are subject to a 1.0% CET1 surcharge, which commenced January 1, 2016. This results in current minimum targets for CET1, Tier 1 and Total capital ratios of 8.0%, 9.5%, and 11.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion. Additionally, effective beginning in the first quarter of 2017, banks need to hold an incremental countercyclical capital buffer equal to the weighted average of buffers deployed in Canada and across certain other jurisdictions, where private sector credit exposures exist(1).

Capital adequacy requirements are applied on a consolidated basis, which is consistent with the consolidation basis in our financial statements as described in Note 1 to the 2016 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

(1)	A countercyclical capital buffer is also applicable, but is insignificant for CIBC as at April 30, 2017.

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.

14	CIBC SECOND QUARTER 2017

Regulatory capital

$ millions, as at	2017 Apr. 30	2016 Oct. 31
Transitional basis
CET1 capital	$22,141	$20,751
Tier 1 capital	24,076	22,596
Total capital	27,402	25,949
RWA (1)	179,346	173,902
CET1 ratio	12.4%	11.9%
Tier 1 capital ratio	13.4%	13.0%
Total capital ratio	15.3%	14.9%
All-in basis
CET1 capital	$21,356	$19,148
Tier 1 capital	23,624	21,666
Total capital	26,977	25,083
CET1 capital RWA (1)	175,431	168,996
Tier 1 capital RWA (1)	175,431	169,322
Total capital RWA (1)	175,431	169,601
CET1 ratio	12.2%	11.3%
Tier 1 capital ratio	13.5%	12.8%
Total capital ratio	15.4%	14.8%
(1)	On an all-in basis, before any capital floor requirement, there are three different levels of RWAs for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge. All-in RWAs for the second quarter of 2017 include a capital floor adjustment. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the advanced internal ratings-based (AIRB) approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the Basel I floor is added to RWAs.

CET1 ratio (All-in basis)

The CET1 ratio at April 30, 2017 increased 0.9% from October 31, 2016. The impact of the increase in CET1 capital was partially offset by the impact of an increase in RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends) and share issuance arising from our shareholder and employee plans. CET1 capital RWAs increased $6.4 billion from October 31, 2016 to April 30, 2017, primarily due to increased exposures, portfolio migrations, the Basel I capital floor adjustment, and net foreign exchange movement, partially offset by capital methodology updates.

Movement in regulatory capital

Changes in regulatory capital (all-in basis) under Basel III from October 31, 2016 to April 30, 2017 are presented in the table below:

$ millions
Balance as at October 31, 2016	$25,083
Issue of common shares	131
Net income attributable to equity shareholders	2,447
Preferred and common share dividends	(1,020)
Shares issued in lieu of cash dividends	361
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	250
Net change in AFS securities	(35)
Net change in cash flow hedges	23
Net change in post-employment defined benefit plans	61
Change in shortfall of allowance to expected losses	41
Change in goodwill and other intangible assets	(53)
Other, including change in regulatory adjustments	(312)
Balance as at April 30, 2017	$26,977

Movement in CET1 capital RWAs

The following tables show the movement in CET1 capital RWAs (all-in basis) relating to credit, market and operational risks from October 31, 2016 to April 30, 2017.

Credit risk

$ millions
	Credit risk	Of which counterparty credit risk (1)
Balance as at October 31, 2016	$143,075	$8,861
Book size (2)	4,057	1,020
Book quality (3)	(1,441)	(454)
Model updates (4)	(1,891)	(37)
Methodology and policy (5)	777	361
Foreign exchange movements	753	75
Other	(1,406)	271
Balance as at April 30, 2017 (6)	$143,924	$10,097
(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Includes $3,655 million of CET1 CVA RWAs relating to bilateral over-the-counter (OTC) derivatives.

CIBC SECOND QUARTER 2017	15

The increase in credit risk RWAs mainly reflect the organic growth across our businesses throughout the year. The decrease in the book quality category reflects the impact of portfolio upgrades experienced during the year. Model updates include refinements and normal course updates to our underlying AIRB models and parameters. The increase in the methodology and policy category reflects regulatory changes on an industry-wide basis including capital methodology changes implemented within CIBC’s portfolios.

Market risk

$ millions
Balance as at October 31, 2016	$4,175
Movement in risk levels (1)	2,127
Model updates (2)	(23)
Methodology and policy (3)	–
Acquisitions and disposals	–
Foreign exchange movements	44
Other	–
Balance as at April 30, 2017	$6,323
(1)	Relates to changes in open positions and market data.
(2)	Relates to internal model or parameter changes.
(3)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III), any capital methodology changes implemented within CIBC for our portfolios.

The overall increase in market risk RWAs is primarily driven by movement in risk levels, which includes changes in open positions and the market rates affecting these positions.

Operational risk

$ millions
Balance as at October 31, 2016	$21,746
Movement in risk levels (1)	706
Methodology and policy (2)	–
Acquisitions and disposals	–
Balance as at April 30, 2017	$22,452
(1)	Relates to changes in loss experience and business environment and internal control factors.
(2)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III), any capital methodology changes implemented within CIBC for our portfolios.

The movement in risk level under the advanced measurement approach reflects changes in loss experience, changes in the business environment, internal control factors and gross income, as defined by the BCBS. Methodology and policy updates reflect capital methodology changes implemented within CIBC for our portfolios.

Continuous enhancement to risk-based capital requirements

The BCBS has published a number of proposals for changes to the existing risk-based capital requirements (see page 34 of the 2016 Annual Report), which continue to evolve.

In December 2016, OSFI issued a final Capital Adequacy Requirements Guideline, effective beginning in the first quarter of 2017.

In March 2017, the BCBS issued a consultative document focusing on the identification and management of step-in risk, with a proposed implementation timeline of no later than the end of 2019. Step-in risk is the risk that a bank might provide financial support to an unconsolidated entity beyond, or in the absence of, any contractual obligations or equity ties, should the entity experience financial stress. The focus of these guidelines is on unconsolidated entities such as securitization conduits, structured investment vehicles, and money market funds.

CIBC will continue to monitor and prepare for developments impacting risk-based capital requirements.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at		2017 Apr. 30	2016 Oct. 31
Transitional basis
Tier 1 capital	A	$24,076	$22,596
Leverage ratio exposure	B	572,441	546,136
Leverage ratio	A/B	4.2%	4.1%
All-in basis
Tier 1 capital	C	$23,624	$21,666
Leverage ratio exposure	D	572,104	545,480
Leverage ratio	C/D	4.1%	4.0%

16	CIBC SECOND QUARTER 2017

Leverage ratio (All-in basis)

The leverage ratio at April 30, 2017 increased 0.1% from October 31, 2016, driven by an increase in Tier 1 capital, partially offset by an increase in leverage ratio exposure. The increase in Tier 1 capital was primarily driven by the increase in CET1 capital, as explained in the “Regulatory capital” section. The increase in leverage ratio exposure was primarily driven by an increase in on-balance sheet and securities financing transaction exposures.

Proposed revisions to leverage ratio framework

Revisions proposed by the BCBS are discussed on page 35 of the 2016 Annual Report and are expected to be finalized for implementation on January 1, 2018.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued “Revised Pillar 3 disclosure requirements”, which set out the first phase of an initiative to replace existing Pillar 3 disclosure requirements for the various types of risk. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of risk disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

In April 2017, OSFI released its guidelines confirming expectations for domestic implementation of the BCBS Pillar 3 first phase requirements, with implementation required by the fourth quarter of 2018.

In March 2017, the BCBS released “Pillar 3 disclosure requirements – consolidated and enhanced framework”, a standard establishing the second phase of the project. This standard includes enhancements to the January 2015 requirements, the introduction of several new disclosure requirements, and the consolidation of all existing BCBS disclosure requirements into the Pillar 3 framework. The BCBS has also commenced a third phase of its review of Pillar 3. OSFI has not yet released its requirements for the second and third phases.

CIBC will continue to monitor and prepare for developments in this area.

Global systemically important banks (G-SIBs) – public disclosure requirements

In March 2017, the BCBS released “Global Systemically Important Banks – Revised Assessment Framework”, a consultative document proposing revisions to the G-SIB assessment framework, designed to capture new dimensions of systemic risk not included in the current framework. The proposal includes new G-SIB indicators as well as amendments to the definition and potential weighting of existing indicators. The revised assessment methodology is expected to be finalized in 2017 and to become effective for the 2019 G-SIB assessment.

Taxpayer Protection and Bank Recapitalization Regime

The Canadian Government has passed legislation to enable a Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure, and is consistent with the objectives of the Financial Stability Board’s rules for Total Loss-Absorbing Capacity applicable to G-SIBs. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Specified eligible shares and liabilities of D-SIBs may be converted into common shares, and the Canada Deposit Insurance Corporation (CDIC) will set the terms and conditions of conversion, including timing. The rules would not be applied retroactively to liabilities outstanding as of the implementation date. In addition, OSFI will establish loss absorbency requirements for D-SIBs, which will consist of regulatory capital and debt subject to conversion under this framework.

Additional details on implementation, scope, and timing are expected to follow through regulations and guidelines.

Significant capital management activity

Normal course issuer bid

On March 10, 2017, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares; (ii) CIBC providing a notice of termination; or (iii) March 13, 2018. No common shares have been purchased under this bid.

Shareholder Investment Plan (the plan)

Effective with the October 28, 2016 dividend, CIBC has elected to issue shares from Treasury to fulfill the requirements of the plan. Pursuant to the plan, we issued 1,746,802 common shares for consideration of $191 million for the quarter and 3,301,216 common shares for consideration of $362 million for the six months ended April 30, 2017.

Dividends

Our quarterly common share dividend was increased from $1.24 per share to $1.27 per share for the quarter ended April 30, 2017.

Subordinated indebtedness

During the quarter, we purchased and cancelled $25 million (US$19 million) of our Floating Rate Debenture Notes Due 2085.

CIBC SECOND QUARTER 2017	17

Convertible instruments

The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at April 30, 2017	Number of shares	Par value
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Subordinated indebtedness (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
Total		$3,000		800,000,000
(1)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)	Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 67% based on the number of CIBC common shares outstanding as at April 30, 2017. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

18	CIBC SECOND QUARTER 2017

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. These arrangements typically involve the use of structured entities (SEs), which are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust. Details of our other off-balance sheet arrangements are provided on pages 38 and 39 of the 2016 Annual Report and also in Note 6 to the consolidated financial statements in the 2016 Annual Report.

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. As at April 30, 2017, there were $5.5 billion (October 31, 2016: $6.0 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $9 million in the second quarter of 2017 ($11 million for the prior quarter and $7 million for the same quarter last year). Fees for the six months ended April 30, 2017 were $20 million ($17 million for the six months ended April 30, 2016). All fees earned in respect of activities with the conduits are on a market basis.

As at April 30, 2017, the amount funded for the various asset types in our multi-seller conduits amounted to $4.9 billion (October 31, 2016: $5.4 billion). The estimated weighted-average life of these assets was 1.4 years (October 31, 2016: 1.5 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $7 million (October 31, 2016: $10 million). Our committed backstop liquidity facilities to these conduits were $7.0 billion (October 31, 2016: $7.2 billion). We also provided credit facilities of $40 million (October 31, 2016: $40 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $130 million (October 31, 2016: $130 million). As at April 30, 2017, we funded $97 million (October 31, 2016: $103 million) through the issuance of bankers’ acceptances and prime loans.

Our on-balance sheet amounts and maximum exposure to loss related to our off-balance sheet arrangements with SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of credit valuation adjustment (CVA) is not considered in the table below.

$ millions, as at April 30, 2017	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Structured vehicles run-off (1)	Other (2)
On-balance sheet assets at carrying value (3)
Trading securities	$7		$135	$3	$403
AFS securities	–		2,196	–	–
FVO securities	–		–	96	–
Loans	97		1,577	179	–
Investments in equity-accounted associates and joint ventures	–		1	–	4
Derivatives (4)	–		–	–	–
	$104		$3,909	$278	$407
October 31, 2016	$113		$4,647	$910	$448
On-balance sheet liabilities at carrying value (3)
Deposits	$–		$–	$–	$1,648
Derivatives (4)	–		–	162	6
	$–		$–	$162	$1,654
October 31, 2016	$–		$–	$174	$1,664
Maximum exposure to loss, net of hedges
Investments and loans	$104		$3,909	$278	$407
Notional of written derivatives, less fair value losses	–		–	38	–
Liquidity, credit facilities and commitments	5,028	(5)	1,266	14	75
Less: hedges of investments, loans and written derivatives exposure	–		–	(205)	(381)
	$5,132		$5,175	$125	$101
October 31, 2016	$5,613		$6,045	$409	$121
(1)	Includes CIBC structured collateralized debt obligation (CDO) vehicles and third-party structured vehicles.
(2)	Includes pass-through investment structures, a commercial mortgage securitization trust, CIBC Capital Trust, and CIBC-managed investment funds.
(3)	Excludes SEs established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.
(4)	Comprises written credit default swaps and total return swaps under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(5)	Excludes an additional $2.0 billion (October 31, 2016: $1.8 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $7 million (October 31, 2016: $10 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Additional details of our SEs are provided in Note 6 to the interim consolidated financial statements.

CIBC SECOND QUARTER 2017	19

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 75 of the 2016 Annual Report.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional and support groups are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, including Compliance, and other oversight functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board of Directors (the Board) on a regular basis. This section describes the top and emerging risks that we consider to have potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased. CIBC has cyber insurance coverage to help mitigate loss associated with cyber incidents.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, malware, unauthorized access and denial-of-service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats, evolving regulatory requirements, and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

Currently, there are several areas of concern which have raised the level of uncertainty in global financial markets. These include tensions between the U.S.

20	CIBC SECOND QUARTER 2017

and North Korea, the volatile situation in Syria, and the uncertainty in Europe in the aftermath of Brexit. While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

The new administration in the U.S. continues to pose economic policy uncertainties that could either add or subtract to Canadian economic activity. The downside risks would be associated with an increase in protectionism that does not exempt Canadian goods and services, as well as heightened competition for business investment as the U.S. eases up on corporate taxes and regulations. There could also be positive implications for Canada if U.S. growth accelerates due to fiscal stimulus. We will monitor these policy developments as details emerge.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock, such as higher unemployment rates, could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks. In an attempt to mitigate the risks associated with the housing market, the Canadian government introduced regulatory changes, and announced a public consultation on other measures. The governments of British Columbia and Ontario have also taken steps to slow down the housing markets in the Greater Vancouver and Toronto areas, respectively. See the “Real estate secured personal lending” section for additional details.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase.

Acquisition risk

CIBC seeks out acquisition opportunities which align with its strategies, risk appetite and financial goals. The ability to successfully execute these strategies to integrate acquisitions, and the ability to anticipate and manage risks associated with them, are subject to certain factors. These include receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, among others, and changes in general business and economic conditions.

Although many of the factors are beyond CIBC’s control, their impact is partially mitigated by conducting due diligence before completing the transaction, developing and executing appropriate integration plans, and monitoring performance following the acquisition. However, acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances and there could be an adverse impact on CIBC’s operations and financial performance.

Commodity prices

While commodity prices continue to fluctuate, their current levels suggest that they may have passed their cyclical trough. Oil prices have rallied as producers appear to be moving closer towards an agreement to extend the OPEC-led initiative to curb oil production. Prices of several base metals continue to be buoyed by tighter supplies in global markets.

So far, our overall commodity exposure continues to perform within our risk appetite, with losses in our oil and gas portfolio down significantly. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. We have run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts of lower oil prices on our retail portfolio for the affected regions, where we could see higher losses if unemployment continues to trend negatively.

China economic policy risk

While meeting the government-set quarterly targets, China’s economy continues to be on a relatively slower growth trajectory as, in addition to cyclical factors, the country tries to rebalance growth from an export-oriented and investment-driven performance to a more sustainable service-oriented and consumption-driven economy. The People’s Bank of China deployed a series of new capital controls at the end of 2016 designed to slow capital outflows. In addition to restrictions on outbound corporate acquisitions and investments, the rules limit individual purchases of foreign currencies, which could have implications for Canadian cities such as Vancouver and Toronto, where foreign purchasers have contributed to the sharp rise in house prices.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change, and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown could affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and could raise the credit risk associated with our exposure to trading counterparties.

Anti-money laundering

Recognizing the threat of money laundering, terrorist financing activities and other related crimes to the stability and integrity of a country’s financial sector and its broader economy, the international community has made the fight against these illegal activities a priority. Several laws and regulations have been enacted by governments and regulatory bodies globally. As a potential conduit for illegal operations, financial institutions bear a significant responsibility in mitigating the risks associated with these activities.

CIBC is committed to adhering to all regulatory requirements pertaining to Anti-Money Laundering (AML) and Anti-Terrorist Financing (ATF) and implementing best practices to minimize the impact of such activities. As such, CIBC has implemented procedures to ensure that relevant regulatory obligations with respect to the reporting of large cash transactions, electronic funds transfers, and cross-border movements of cash and monetary instruments, are met in each jurisdiction. In addition, all employees are required to complete CIBC’s AML/ATF training annually.

Environmental risks and pandemic outbreaks

A number of environmental events have occurred over the past several years, including hurricanes, tsunamis, earthquakes, wildfires, droughts and floods, oil spills, and industrial accidents. There is also concern that the outbreak of certain illnesses could have the potential to reach pandemic levels. In addition to the humanitarian impact, these phenomena, along with the potential impact of climate change, introduce uncertainty and pose risks to the global economy, as well as our clients and our operations.

CIBC monitors these events and has measures in place including disaster recovery, insurance and business continuity programs, to ensure client needs continue to be met.

CIBC SECOND QUARTER 2017	21

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at April 30, 2017:

(1)	Includes counterparty credit risk of $9,541 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $556 million, which comprises derivatives and repo-style transactions.
(3)	Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the Basel I floor is added to RWAs.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Includes investment risk.

22	CIBC SECOND QUARTER 2017

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Capital Markets lending businesses. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Exposure to credit risk

$ millions, as at	2017 Apr. 30	2016 Oct. 31
Business and government portfolios – AIRB approach
Drawn	$127,094	$127,577
Undrawn commitments	46,522	42,526
Repo-style transactions	107,651	86,384
Other off-balance sheet	81,342	81,210
OTC derivatives	21,165	18,587
Gross exposure at default (EAD) on business and government portfolios	383,774	356,284
Less: Repo-style transaction collateral	95,043	76,263
Net EAD on business and government portfolios	288,731	280,021
Retail portfolios – AIRB approach
Drawn	243,485	232,848
Undrawn commitments	68,254	67,541
Other off-balance sheet	336	351
Gross EAD on retail portfolios	312,075	300,740
Standardized portfolios	14,358	14,122
Securitization exposures	12,546	18,863
Gross EAD	$722,753	$690,009
Net EAD	$627,710	$613,746

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 71% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to Standard & Poor’s Ratings Services (S&P)/Moody’s Investors Service, Inc. (Moody’s) rating of BBB-/Baa3 and higher).

$ millions, as at April 30, 2017	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$3,393	$3,993	$376	$958	$8,720
Midstream	1,346	2,156	33	247	3,782
Downstream	348	181	75	12	616
Integrated	173	1,177	437	927	2,714
Oil and gas services	311	229	41	12	593
Petroleum distribution	645	274	72	15	1,006
	$6,216	$8,010	$1,034	$2,171	$17,431
October 31, 2016	$6,873	$7,825	$963	$1,994	$17,655

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the quarter and six months ended April 30, 2017, $155 million and $188 million, respectively ($68 million and $126 million for the quarter and six months ended April 30, 2016, respectively) of loans have undergone TDR.

CIBC SECOND QUARTER 2017	23

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at April 30, 2017	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (2)	$44.6	47%	$49.5	53%	$10.8	100%	$44.6	43%	$60.3	57%
British Columbia and territories (3)	16.0	39	25.1	61	4.3	100	16.0	35	29.4	65
Alberta	16.2	63	9.4	37	2.7	100	16.2	57	12.1	43
Quebec	7.5	55	6.2	45	1.5	100	7.5	49	7.7	51
Central prairie provinces	4.9	65	2.6	35	0.9	100	4.9	58	3.5	42
Atlantic provinces	5.4	64	3.0	36	0.8	100	5.4	59	3.8	41
Canadian portfolio (4)(5)	94.6	50	95.8	50	21.0	100	94.6	45	116.8	55
International portfolio (4)	–	–	2.5	100	–	–	–	–	2.5	100
Total portfolio	$94.6	49%	$98.3	51%	$21.0	100%	$94.6	44%	$119.3	56%
October 31, 2016	$97.4	53%	$85.9	47%	$20.3	100%	$97.4	48%	$106.2	52%
(1)	We did not have any insured HELOCs as at April 30, 2017 and October 31, 2016.
(2)	Includes $21.9 billion (October 31, 2016: $22.7 billion) of insured residential mortgages, $34.4 billion (October 31, 2016: $28.3 billion) of uninsured residential mortgages, and $6.2 billion (October 31, 2016: $5.8 billion) of HELOCs in the Greater Toronto Area (GTA).
(3)	Includes $7.5 billion (October 31, 2016: $7.8 billion) of insured residential mortgages, $18.9 billion (October 31, 2016: $17.2 billion) of uninsured residential mortgages, and $2.6 billion (October 31, 2016: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).
(4)	Geographical location is based on the address of the property.
(5)	75% (October 31, 2016: 77%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian and international residential mortgages and HELOCs originated during the quarter and six months are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the six months ended
	2017 Apr. 30		2017 Jan. 31		2016 Apr. 30		2017 Apr. 30		2016 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	64%	67%	64%	68%	64%	69%	64%	67%	64%	69%
British Columbia and territories (3)	61	65	59	63	59	64	60	64	60	64
Alberta	68	73	68	73	67	72	68	73	68	72
Quebec	68	72	68	72	67	72	68	72	67	72
Central prairie provinces	70	73	69	74	69	73	70	74	69	73
Atlantic provinces	73	73	72	74	72	73	72	74	72	73
Canadian portfolio (4)	64%	67%	64%	67%	63%	68%	64%	67%	64%	68%
International portfolio (4)	72%	n/m	72%	n/m	71%	n/m	72%	n/m	71%	n/m
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 62% (January 31, 2017: 62%; April 30, 2016: 62%) and 62% for the six months ended April 30, 2017 (April 30, 2016: 62%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 58% (January 31, 2017: 56%; April 30, 2016: 58%) and 57% for the six months ended April 30, 2017 (April 30, 2016: 58%).
(4)	Geographical location is based on the address of the property.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2017 (1)(2)	56%	55%
October 31, 2016 (1)(2)	57%	56%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2017 and October 31, 2016 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2017 and September 30, 2016, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.
(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 51% (October 31, 2016: 53%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 48% (October 31, 2016: 46%).

24	CIBC SECOND QUARTER 2017

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
April 30, 2017	– %	1%	3%	5%	32%	57%	2%	– %
October 31, 2016	– %	– %	3%	6%	30%	58%	3%	– %
International portfolio
April 30, 2017	9%	15%	26%	24%	16%	9%	1%	– %
October 31, 2016	8%	16%	27%	24%	16%	8%	1%	– %

Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
April 30, 2017	2%	5%	8%	11%	35%	38%	1%	– %
October 31, 2016	2%	5%	8%	12%	34%	37%	2%	– %
International portfolio
April 30, 2017	8%	15%	26%	24%	16%	9%	2%	– %
October 31, 2016	8%	16%	26%	23%	16%	8%	2%	1%

In July 2016, as a follow-up to its B-20 guidelines, OSFI released a letter to all federally regulated financial institutions reinforcing its expectation that these institutions engage in prudent underwriting of residential mortgage loans.

In October 2016, the Minister of Finance announced changes to strengthen the housing market that will impose the use of the government-posted mortgage qualifying rates on a wider range of insured mortgages, and close loopholes related to the principal residence exemption for capital gains taxes. There will also be a consultation with market participants on an approach to implement risk sharing for insured mortgages (i.e., sharing losses between banks and insurers).

Reflective of the regulatory changes relating to mortgage insurance introduced over the past few years, including the most recent changes noted above, and a change in consumer behaviour in response to the series of government tightening measures on high ratio mortgages, we expect our insured mortgage mix as a proportion of total mortgages to decrease at an accelerated rate.

In August 2016, the government of British Columbia introduced a 15% property transfer tax on the purchase of real estate in the GVA and surrounding regions by foreign buyers. In April 2017, the Ontario government introduced a number of housing-related regulations, including a 15% foreign buyers’ tax in the GTA and surrounding regions. Residential real estate activity has slowed somewhat in the GVA since the new tax was introduced, and there could be a similar impact in the GTA. CIBC will continue to closely monitor the housing markets and the performance of our credit portfolios in these two regions, and will take risk mitigation action as required.

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2017, our Canadian condominium mortgages were $22.1 billion (October 31, 2016: $20.6 billion) of which 49% (October 31, 2016: 54%) were insured. Our drawn developer loans were $0.6 billion (October 31, 2016: $0.7 billion) or 0.7% (October 31, 2016: 0.8%) of our business and government portfolio, and our related undrawn exposure was $2.4 billion (October 31, 2016: $2.2 billion). The condominium developer exposure is diversified across 79 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as described in Note 12 to the 2016 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at		2017 Apr. 30		2016 Oct. 31
	Exposure (1)
Investment grade	$8.33	84.1%	$7.36	82.8%
Non-investment grade	1.52	15.3	1.43	16.1
Watch list	0.02	0.2	0.03	0.3
Default	0.03	0.3	0.05	0.6
Unrated	0.01	0.1	0.02	0.2
	$9.91	100.0%	$8.89	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

CIBC SECOND QUARTER 2017	25

The following table provides details of our impaired loans and allowances for credit losses:

	As at or for the three months ended									As at or for the six months ended
$ millions	2017 Apr. 30			2017 Jan. 31			2016 Apr. 30			2017 Apr. 30			2016 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$704	$714	$1,418	$951	$707	$1,658	$688	$789	$1,477	$951	$707	$1,658	$659	$760	$1,419
Classified as impaired during the period	40	349	389	85	314	399	691	334	1,025	125	663	788	749	605	1,354
Transferred to not impaired during the period	(1)	(36)	(37)	(19)	(40)	(59)	(9)	(35)	(44)	(20)	(76)	(96)	(13)	(57)	(70)
Net repayments	(131)	(82)	(213)	(87)	(24)	(111)	(144)	(83)	(227)	(218)	(106)	(324)	(190)	(135)	(325)
Amounts written off	(28)	(230)	(258)	(46)	(234)	(280)	(37)	(229)	(266)	(74)	(464)	(538)	(49)	(426)	(475)
Recoveries of loans and advances previously written off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	(165)	–	(165)	–	–	–	(165)	–	(165)	–	–	–
Foreign exchange and other	20	14	34	(15)	(9)	(24)	(43)	(41)	(84)	5	5	10	(10)	(12)	(22)
Balance at end of period	$604	$729	$1,333	$704	$714	$1,418	$1,146	$735	$1,881	$604	$729	$1,333	$1,146	$735	$1,881
Allowance for impairment (1)
Balance at beginning of period	$213	$310	$523	$259	$313	$572	$349	$349	$698	$259	$313	$572	$313	$333	$646
Amounts written off	(28)	(230)	(258)	(46)	(234)	(280)	(37)	(229)	(266)	(74)	(464)	(538)	(49)	(426)	(475)
Recoveries of amounts written off in previous periods	5	45	50	4	43	47	2	41	43	9	88	97	9	84	93
Charge to income statement	6	191	197	13	198	211	91	192	283	19	389	408	119	355	474
Interest accrued on impaired loans	(4)	(2)	(6)	(6)	(2)	(8)	(3)	(2)	(5)	(10)	(4)	(14)	(7)	(4)	(11)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	7	11	18	(11)	(8)	(19)	(31)	(27)	(58)	(4)	3	(1)	(14)	(18)	(32)
Balance at end of period	$199	$325	$524	$213	$310	$523	$371	$324	$695	$199	$325	$524	$371	$324	$695
Net impaired loans
Balance at beginning of period	$491	$404	$895	$692	$394	$1,086	$339	$440	$779	$692	$394	$1,086	$346	$427	$773
Net change in gross impaired	(100)	15	(85)	(247)	7	(240)	458	(54)	404	(347)	22	(325)	487	(25)	462
Net change in allowance	14	(15)	(1)	46	3	49	(22)	25	3	60	(12)	48	(58)	9	(49)
Balance at end of period	$405	$404	$809	$491	$404	$895	$775	$411	$1,186	$405	$404	$809	$775	$411	$1,186
Net impaired loans as a percentage of net loans and acceptances			0.24%			0.28%			0.39%			0.24%			0.39%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at April 30, 2017, gross impaired loans were $1,333 million, down $548 million from the same quarter last year. The decrease was primarily due to lower gross impaired loans in the oil and gas sector and CIBC FirstCaribbean, partially offset by the impact of U.S. dollar appreciation on our existing portfolio and an increase in the Canadian residential mortgage portfolio.

Gross impaired loans were down $85 million from the prior quarter, mainly due to a decrease in the oil and gas sector, partially offset by the impact of U.S. dollar appreciation on our existing portfolio.

Approximately 39% of gross impaired loans related to Canada, of which the residential mortgage and personal lending portfolios accounted for the majority.

Approximately 39% of gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgage, real estate and construction, and business services sectors accounted for the majority.

The remaining gross impaired loans related to the U.S., of which the oil and gas sector accounted for the majority.

Allowance for impairment

Allowance for impairment was $524 million, down $171 million from the same quarter last year, primarily due to decreases in the oil and gas sector, CIBC FirstCaribbean, and our exited European leveraged finance portfolio, partially offset by the impact of U.S. dollar appreciation on our existing portfolio.

Allowance for impairment was comparable with the prior quarter, as the impact of U.S. dollar appreciation on our existing portfolio was partially offset by a decrease in the oil and gas sector.

26	CIBC SECOND QUARTER 2017

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of individual allowances, if any), deposits with banks (stated at amortized cost net of individual allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of individual allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 34% (October 31, 2016: 34%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at April 30, 2017	Corporate	Sovereign	Bank	Total funded (A)	Corporate	Bank	Total unfunded (B)
Austria	$–	$136	$–	$136	$–	$2	$2
Belgium	–	–	10	10	–	–	–
Finland	5	1	–	6	57	–	57
France	47	–	374	421	70	1	71
Germany	69	577	400	1,046	3	24	27
Ireland	10	–	1	11	–	14	14
Italy	–	–	–	–	–	–	–
Luxembourg	1	–	–	1	6	39	45
Netherlands	336	44	74	454	179	56	235
Spain	–	–	–	–	–	–	–
Total Eurozone	$468	$758	$859	$2,085	$315	$136	$451
Czech Republic	$–	$–	$–	$–	$–	$–	$–
Denmark	–	–	7	7	–	6	6
Norway	–	–	4	4	325	–	325
Poland	–	–	1	1	–	–	–
Sweden	21	315	5	341	87	–	87
Switzerland	89	–	65	154	228	10	238
Turkey	–	–	49	49	–	2	2
United Kingdom	866	429	409	1,704	2,831	250	3,081
Total non-Eurozone	$976	$744	$540	$2,260	$3,471	$268	$3,739
Total Europe (1)	$1,444	$1,502	$1,399	$4,345	$3,786	$404	$4,190
October 31, 2016	$1,684	$1,401	$1,488	$4,573	$3,347	$296	$3,643
(1)	Includes nil (October 31, 2016: $162 million) of loans, net of allowance, related to the discontinued European leveraged finance business.

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at April 30, 2017	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$1	$70	$71	$68	$3	$141
Belgium	–	–	15	15	15	–	10
Finland	4	–	–	4	–	4	67
France	37	7	2,099	2,143	2,095	48	540
Germany	2	–	1,272	1,274	1,239	35	1,108
Ireland	–	–	2,741	2,741	2,665	76	101
Italy	–	–	4	4	–	4	4
Luxembourg	4	–	25	29	1	28	74
Netherlands	86	–	112	198	107	91	780
Spain	–	–	22	22	14	8	8
Total Eurozone	$133	$8	$6,360	$6,501	$6,204	$297	$2,833
Czech Republic	$–	$1,052	$–	$1,052	$1,000	$52	$52
Denmark	–	–	–	–	–	–	13
Norway	–	247	–	247	247	–	329
Poland	–	–	–	–	–	–	1
Sweden	10	–	230	240	229	11	439
Switzerland	–	–	4,985	4,985	4,792	193	585
Turkey	–	–	–	–	–	–	51
United Kingdom	710	7	6,844	7,561	6,773	788	5,573
Total non-Eurozone	$720	$1,306	$12,059	$14,085	$13,041	$1,044	$7,043
Total Europe	$853	$1,314	$18,419	$20,586	$19,245	$1,341	$9,876
October 31, 2016	$746	$1,056	$10,109	$11,911	$10,805	$1,106	$9,322
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.0 billion (October 31, 2016: $1.2 billion), collateral on repo-style transactions was $18.2 billion (October 31, 2016: $9.6 billion), and both are comprised of cash and investment grade debt securities.

CIBC SECOND QUARTER 2017	27

In addition to the European exposure identified above, we have $77 million (October 31, 2016: $132 million) of indirect exposure, which comprises securities (primarily collateralized loan obligations (CLOs) classified as loans on our interim consolidated balance sheet). Our gross exposure before subordination is stated at carrying value.

We also have $164 million (October 31, 2016: $399 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from counterparties that are not in Europe.

Selected exposures in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to page 60 of the 2016 Annual Report.

Structured credit run-off business

In 2008, management made a decision to wind down our exposure in the structured credit business. The following table provides a summary of our exposures:

					Written credit derivatives, liquidity and credit facilities		Purchased credit protection
US$ millions, as at April 30, 2017	Investment and loans (1)						Financial guarantors		Other counterparties
	Notional	Fair value trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value	Notional	Fair value net of CVA	Notional	Fair value net of CVA
	$313	$70	$131	$131	$141	$104	$121	$–	$131	$104
October 31, 2016	$611	$252	$236	$236	$3,695	$120	$282	$2	$3,821	$103
(1)	Excluded from the table above is an equity AFS security that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$9 million (October 31, 2016: US$5 million).

As at April 30, 2017, our significant positions in investments and loans include:

•	US$121 million notional value of CLO positions classified at amortized cost, consisting of first priority tranches of CLOs, backed by diversified pools of primarily U.S. and European-based senior secured leveraged loans. As at April 30, 2017, 100% of the total notional amount of the CLO tranches were rated Aaa by Moody’s. The CLO positions have a carrying value of US$120 million and a weighted-average life of three months.
•	Notes that were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring, which include loans classified at amortized cost with a notional value of US$49 million and fair value and carrying value of nil; and
•	US$86 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$70 million.

As at April 30, 2017, our significant positions in written and purchased credit derivatives include:

•	USRMM CDO positions consisting of a written and purchased credit derivative with the same notional value of US$131 million.
•	US$121 million notional value of credit protection purchased from financial guarantors that are hedging the CLO positions.

Net income for the quarter was $2 million, compared with a net loss of $11 million and net income of $14 million for the same quarter last year and the prior quarter, respectively. During the first quarter of 2017, our exposure significantly decreased due to maturities and unwinds, including the maturity of a corporate debt exposure, where CIBC had purchased and sold credit protection with a notional value of US$3.3 billion.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at April 30, 2017	Drawn	Undrawn
Construction program	$107	$374
Interim program	8,800	536
Permanent program	219	–
Exposure, net of allowance	$9,126	$910
Of the above:
Net impaired	$40	$–
On credit watch list	136	10
Exposure, net of allowance, as at October 31, 2016	$8,827	$947

As at April 30, 2017, the allowance for credit losses for this portfolio was $24 million (October 31, 2016: $24 million). During the quarter and six months ended April 30, 2017, the provision for credit losses was $1 million and $3 million, respectively (the reversal of credit losses was $1 million and nil for the quarter and six months ended April 30, 2016, respectively).

28	CIBC SECOND QUARTER 2017

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2017 Apr. 30					2016 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,615	$–		$1,699	$1,916	$3,500	$–		$1,645	$1,855	Foreign exchange
Interest-bearing deposits with banks	10,788	32		10,756	–	10,665	347		10,318	–	Interest rate
Securities	96,069	58,459	(1)	37,610	–	87,423	48,066	(1)	39,357	–	Equity, interest rate
Cash collateral on securities borrowed	6,694	–		6,694	–	5,433	–		5,433	–	Interest rate
Securities purchased under resale agreements	37,148	–		37,148	–	28,377	–		28,377	–	Interest rate
Loans
Residential mortgages	196,580	–		196,580	–	187,298	–		187,298	–	Interest rate
Personal	39,163	–		39,163	–	38,041	–		38,041	–	Interest rate
Credit card	12,232	–		12,232	–	12,332	–		12,332	–	Interest rate
Business and government	75,593	10,963	(2)	64,630	–	71,437	6,536	(2)	64,901	–	Interest rate
Allowance for credit losses	(1,639)	–		(1,639)	–	(1,691)	–		(1,691)	–	Interest rate
Derivative instruments	25,612	21,949	(3)	3,663	–	27,762	24,130	(3)	3,632	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	8,823	–		8,823	–	12,364	–		12,364	–	Interest rate
Other assets	17,913	991		9,445	7,477	18,416	1,466		9,190	7,760	Interest rate, equity,
											foreign exchange
	$528,591	$92,394		$426,804	$9,393	$501,357	$80,545		$411,197	$9,615
Deposits	$413,128	$442	(4)	$368,172	$44,514	$395,647	$331	(4)	$352,522	$42,794	Interest rate
Obligations related to securities sold short	13,093	12,880		213	–	10,338	10,256		82	–	Interest rate
Cash collateral on securities lent	1,702	–		1,702	–	2,518	–		2,518	–	Interest rate
Obligations related to securities sold under repurchase agreements	24,160	–		24,160	–	11,694	–		11,694	–	Interest rate
Derivative instruments	24,345	21,683	(3)	2,662	–	28,807	24,433	(3)	4,374	–	Interest rate,
											foreign exchange
Acceptances	8,825	–		8,825	–	12,395	–		12,395	–	Interest rate
Other liabilities	14,157	1,407		6,388	6,362	12,919	927		5,445	6,547	Interest rate
Subordinated indebtedness	3,305	–		3,305	–	3,366	–		3,366	–	Interest rate
	$502,715	$36,412		$415,427	$50,876	$477,684	$35,947		$392,396	$49,341
(1)	Excludes securities in the structured credit run-off business of $3 million (October 31, 2016: $496 million), and certain other securities that are considered non-trading for market risk purposes.
(2)	Excludes $218 million (October 31, 2016: $103 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

The following three tables show VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

Average total VaR for the three months ended April 30, 2017 was up $0.2 million from the prior quarter, primarily due to an increase in foreign exchange and interest rate risks, partially offset by a decrease in equity, commodity and credit spread risks.

Average stressed total VaR for the three months ended April 30, 2017 was down $0.5 million from the prior quarter. During the current stressed VaR period from September 10, 2008 to September 8, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended April 30, 2017 was up $0.3 million from the prior quarter, mainly due to an increase in investment grade trading inventory.

CIBC SECOND QUARTER 2017	29

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2017 Apr. 30		2017 Jan. 31		2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$6.1	$2.3	$4.0	$3.9	$3.1	$3.0	$1.9	$2.3	$3.4	$2.0
Credit spread risk	3.8	1.3	1.8	2.6	3.6	2.9	4.6	5.6	2.7	4.0
Equity risk	3.5	1.8	2.4	2.3	3.4	3.4	3.7	3.3	2.8	2.7
Foreign exchange risk	10.3	1.1	7.3	3.9	1.8	2.8	1.5	1.2	3.3	1.3
Commodity risk	3.9	1.5	2.9	2.5	4.9	2.9	2.5	1.7	2.7	1.7
Debt specific risk	1.9	0.7	1.7	1.3	1.6	1.3	1.4	1.5	1.3	1.6
Diversification effect (1)	n/m	n/m	(12.8)	(10.2)	(12.0)	(10.2)	(7.6)	(7.5)	(10.0)	(7.2)
Total VaR (one-day measure)	$11.5	$3.8	$7.3	$6.3	$6.4	$6.1	$8.0	$8.1	$6.2	$6.1
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2017 Apr. 30		2017 Jan. 31		2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$18.4	$7.9	$12.2	$11.4	$9.1	$11.2	$10.7	$9.0	$11.3	$8.6
Credit spread risk	11.5	4.1	5.5	8.2	11.9	10.8	11.0	11.6	9.5	11.2
Equity risk	3.0	0.8	1.1	1.3	1.6	2.5	2.4	1.9	1.9	2.1
Foreign exchange risk	18.7	0.6	9.6	5.5	3.1	2.6	2.0	2.5	4.0	4.0
Commodity risk	9.2	2.2	3.1	4.9	5.6	3.8	4.0	3.6	4.4	3.3
Debt specific risk	4.2	2.3	4.2	3.2	3.1	3.1	3.4	3.3	3.2	2.8
Diversification effect (1)	n/m	n/m	(24.9)	(22.5)	(22.7)	(21.5)	(22.8)	(21.7)	(22.0)	(22.1)
Stressed total VaR (one-day measure)	$17.5	$8.0	$10.8	$12.0	$11.7	$12.5	$10.7	$10.2	$12.3	$9.9
(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

IRC – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2017 Apr. 30		2017 Jan. 31		2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$153.2	$84.0	$136.8	$115.9	$106.9	$133.0	$54.3	$63.0	$124.5	$66.5
Migration risk	116.6	49.4	116.6	71.9	48.5	54.5	31.1	28.0	63.1	31.0
IRC (one-year measure)	$255.7	$136.5	$253.4	$187.8	$155.4	$187.5	$85.4	$91.0	$187.6	$97.5

30	CIBC SECOND QUARTER 2017

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. The largest gain of $18.5 million occurred on March 31, 2017. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. Average daily trading revenue (TEB) was $5.1 million during the quarter, and the average daily TEB was $2.0 million.

Trading revenue (TEB) versus VaR

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate and sustained 100 and 200 basis point increase or decrease in all interest rates.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2017 Apr. 30			2017 Jan. 31			2016 Apr. 30
	CAD	USD	Other	CAD	USD	Other	CAD	USD	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$123	$5	$(10)	$79	$10	$11	$65	$3	$11
Increase (decrease) in present value of shareholders’ equity	(292)	(85)	(36)	(344)	(34)	(7)	(132)	(108)	(6)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(189)	5	9	(133)	(6)	(11)	(144)	(6)	(10)
Increase (decrease) in present value of shareholders’ equity	192	78	35	255	23	7	23	99	6
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$210	$10	$(17)	$118	$28	$23	$118	$6	$21
Increase (decrease) in present value of shareholders’ equity	(580)	(153)	(69)	(733)	(42)	(13)	(289)	(216)	(11)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(373)	27	16	(339)	11	(21)	(292)	(3)	(20)
Increase (decrease) in present value of shareholders’ equity	(30)	100	64	48	42	12	(166)	115	11

CIBC SECOND QUARTER 2017	31

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC possesses a comprehensive liquidity management framework that supports our business strategy, aligns with our risk appetite and limits established within the liquidity risk management policy, and adheres to regulatory expectations. The liquidity risk management policy requires we maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet, commitments and contingent obligations, in order to maintain the strength of our enterprise under both normal and stressed conditions.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan (CFP).

The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and aligned with our operating regulatory requirements. The Liquidity Risk Management Committee is responsible for supporting GALCO to ensure that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The Risk Management Committee (RMC) approves CIBC’s liquidity risk management policy, CFP, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Liquid and encumbered assets

Available liquid assets include cash, high quality marketable securities and other assets that can be used to access funding in a timely fashion. Encumbered assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Unencumbered assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at							2017 Apr. 30	2016 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and due from banks	$14,403	(2)	$–		$553	$–	$13,850	$13,665
Securities	95,630	(3)	95,871	(4)	41,183	50,600	99,718	91,378
National Housing Act mortgage-backed securities	50,190	(5)	–		20,799	–	29,391	26,223
Mortgages	14,443	(6)	–		14,443	–	–	–
Credit cards	2,410	(7)	–		2,410	–	–	–
Other assets	5,462	(8)	–		5,260	–	202	586
	$182,538		$95,871		$84,648	$50,600	$143,161	$131,852
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $439 million (October 31, 2016: $944 million).
(4)	Includes $6,694 million (October 31, 2016: $5,433 million) of cash collateral received on securities borrowed, $37,148 million (October 31, 2016: $28,377 million) of securities purchased under resale agreements, $46,359 million (October 31, 2016: $38,657 million) of securities borrowed against securities lent, and $5,670 million (October 31, 2016: $1,257 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond Programme, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $5,260 million (October 31, 2016: $6,022 million) of cash pledged as collateral for derivatives and $202 million (October 31, 2016: $586 million) of gold and silver certificates.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2017 Apr. 30	2016 Oct. 31
CIBC (parent)	$113,478	$96,027
CIBC World Markets Inc. (1)	11,352	18,387
Other subsidiaries	18,331	17,438
	$143,161	$131,852
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased by $11.3 billion or 9% from October 31, 2016, primarily due to an increase in securities.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

32	CIBC SECOND QUARTER 2017

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes. For additional details, see Note 22 to the 2016 annual consolidated financial statements.

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2017	Cash and deposits with banks	$14,403	$–	$14,403	$6	$547	$13,850	$–
Apr. 30	Securities	96,069	–	96,069	41,183	–	54,447	439
	Securities borrowed or purchased under resale agreements	–	43,842	43,842	22,744	–	21,098	–
	Loans, net of allowance	321,929	–	321,929	37,652	12	29,391	254,874
	Other
	Derivative instruments	25,612	–	25,612	–	–	–	25,612
	Customers’ liability under acceptances	8,823	–	8,823	–	–	–	8,823
	Land, buildings and equipment	1,796	–	1,796	–	–	–	1,796
	Goodwill	1,549	–	1,549	–	–	–	1,549
	Software and other intangible assets	1,454	–	1,454	–	–	–	1,454
	Investments in equity-accounted associates and joint ventures	735	–	735	–	–	–	735
	Other assets	12,379	–	12,379	5,260	–	202	6,917
		$484,749	$43,842	$528,591	$106,845	$559	$118,988	$302,199
2016	Cash and deposits with banks	$14,165	$–	$14,165	$11	$489	$13,665	$–
Oct. 31	Securities	87,423	–	87,423	23,690	–	62,789	944
	Securities borrowed or purchased under resale agreements	–	33,810	33,810	22,514	–	11,296	–
	Loans, net of allowance	307,417	–	307,417	39,468	26	26,223	241,700
	Other
	Derivative instruments	27,762	–	27,762	–	–	–	27,762
	Customers’ liability under acceptances	12,364	–	12,364	–	–	–	12,364
	Land, buildings and equipment	1,898	–	1,898	–	–	–	1,898
	Goodwill	1,539	–	1,539	–	–	–	1,539
	Software and other intangible assets	1,410	–	1,410	–	–	–	1,410
	Investments in equity-accounted associates and joint ventures	766	–	766	–	–	–	766
	Other assets	12,803	–	12,803	6,022	–	586	6,195
		$467,547	$33,810	$501,357	$91,705	$515	$114,559	$294,578

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the liquidity coverage ratio (LCR) is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

CIBC SECOND QUARTER 2017	33

The LCR is disclosed using a standard OSFI-prescribed disclosure template. Beginning in the first quarter of 2017, the LCR is calculated based on the average of daily positions.

$ millions, average of the three months ended April 30, 2017		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$105,062
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$136,554	8,957
3	Stable deposits	67,111	2,013
4	Less stable deposits	69,443	6,944
5	Unsecured wholesale funding, of which:	116,110	64,015
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	37,293	9,200
7	Non-operational deposits (all counterparties)	55,319	31,317
8	Unsecured debt	23,498	23,498
9	Secured wholesale funding	n/a	3,269
10	Additional requirements, of which:	68,949	19,114
11	Outflows related to derivative exposures and other collateral requirements	10,913	7,380
12	Outflows related to loss of funding on debt products	1,963	1,963
13	Credit and liquidity facilities	56,073	9,771
14	Other contractual funding obligations	3,560	3,560
15	Other contingent funding obligations	242,534	4,257
16	Total cash outflows	n/a	103,172
Cash inflows
17	Secured lending (e.g. reverse repos)	56,535	8,343
18	Inflows from fully performing exposures	14,335	7,863
19	Other cash inflows	2,821	2,821
20	Total cash inflows	$73,691	$19,027
			Total adjusted value
21	Total HQLA	n/a	$105,062
22	Total net cash outflows	n/a	$84,145
23	LCR	n/a	125%
$ millions, average of the three months ended January 31, 2017			Total adjusted value
21	Total HQLA	n/a	$104,260
22	Total net cash outflows	n/a	$ 87,529
23	LCR	n/a	119%
(1)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at April 30, 2017 increased to 125% from 119% in the prior quarter, primarily due to favourable changes in our funding mix and HQLA. Multiple other factors that are part of normal business operations also impact the LCR.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional and support groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from Retail and Business Banking channels. Personal deposits accounted for $154.8 billion as at April 30, 2017 (October 31, 2016: $148.1 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt. CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

34	CIBC SECOND QUARTER 2017

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at April 30, 2017	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$5,919	$197	$191	$9	$6,316	$–	$–	$6,316
Certificates of deposit and commercial paper	6,794	11,176	14,959	16,407	49,336	2,914	–	52,250
Bearer deposit notes and bankers’ acceptances	2,666	2,087	2,192	237	7,182	–	–	7,182
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	1,750	2,010	5,123	6,153	15,036	4,534	13,560	33,130
Senior unsecured structured notes	–	–	389	8	397	–	–	397
Covered bonds/asset-backed securities
Mortgage securitization	–	650	797	1,884	3,331	5,423	12,141	20,895
Covered bonds	–	688	–	884	1,572	4,676	8,195	14,443
Cards securitization	–	614	–	–	614	1,023	773	2,410
Subordinated liabilities	–	–	–	–	–	40	3,265	3,305
Other	–	–	–	–	–	–	–	–
	$17,129	$17,422	$23,651	$25,582	$83,784	$18,610	$37,934	$140,328
Of which:
Secured	$–	$1,952	$797	$2,768	$5,517	$11,122	$21,109	$37,748
Unsecured	17,129	15,470	22,854	22,814	78,267	7,488	16,825	102,580
	$17,129	$17,422	$23,651	$25,582	$83,784	$18,610	$37,934	$140,328
October 31, 2016	$12,701	$17,980	$26,950	$21,035	$78,666	$17,596	$39,727	$135,989

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at	2017 Apr. 30		2016 Oct. 31
CAD	$55.2	39%	$60.4	44%
USD	66.5	48	56.6	42
Other	18.6	13	19.0	14
	$140.3	100%	$136.0	100%

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position and liquidity positioning. On May 10, 2017, Moody’s downgraded the ratings of the big six Canadian banks by one notch, including CIBC. We do not expect a material impact on our funding costs or ability to access funding as a result of this ratings change.

Our credit ratings are summarized in the following table:

	Short-term debt		Senior debt		Subordinated indebtedness		Subordinated indebtedness – NVCC (1)		Preferred Shares – NVCC (1)
As at	2017 Apr. 30	2016 Oct. 31	2017 Apr. 30	2016 Oct. 31	2017 Apr. 30	2016 Oct. 31	2017 Apr. 30	2016 Oct. 31	2017 Apr. 30	2016 Oct. 31	Outlook
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	A(L)	Pfd-2	Pfd-2	Negative	(2)
Fitch Ratings, Inc.	F1+	F1+	AA-	AA-	A+	A+	A+	A+	n/a	n/a	Stable
Moody’s (3)	P-1	P-1	Aa3	Aa3	A3	A3	Baa1	Baa1	Baa2	Baa2	Negative	(4)
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	BBB	P-3(H)	P-3(H)	Stable
(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(2)	Negative outlook applies to short-term debt, senior debt, and subordinated indebtedness ratings.
(3)	Moody’s ratings after the downgrade on May 10, 2017 are: Short-term debt: P-1; Senior debt: A1; Subordinated indebtedness: Baa1; Subordinated indebtedness – NVCC: Baa2; and Preferred Shares – NVCC: Baa3. The outlook on senior debt remains negative.
(4)	Negative outlook only applies to senior debt rating.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2017 Apr. 30 (1)	2016 Oct. 31
One-notch downgrade	$0.1	$–
Two-notch downgrade	0.1	0.2
Three-notch downgrade	0.3	0.4
(1)	On May 10, 2017, Moody’s downgraded the ratings of the big six Canadian banks by one notch, including CIBC. Resultant additional collateral requirements remains substantially unchanged from the figures presented above.

CIBC SECOND QUARTER 2017	35

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline, which was driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline. In August 2016, OSFI provided its draft NSFR guideline and is expected to engage industry stakeholders to review its guideline implementation plans and to clarify the remaining details of the NSFR rules as they relate to the Canadian market participants. Domestic implementation of the NSFR is expected in January 2019.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modeling a behavioural balance sheet.

$ millions, as at April 30, 2017	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$3,615	$–	$–	$–	$–	$–	$–	$–	$–	$3,615
Interest-bearing deposits with banks	10,788	–	–	–	–	–	–	–	–	10,788
Securities	6,845	3,861	1,851	2,292	2,322	5,212	20,193	15,719	37,774	96,069
Cash collateral on securities borrowed	6,694	–	–	–	–	–	–	–	–	6,694
Securities purchased under resale agreements	16,928	8,553	2,460	3,402	1,207	4,598	–	–	–	37,148
Loans
Residential mortgages	1,758	4,490	7,763	7,013	7,375	44,550	116,536	6,571	524	196,580
Personal	680	577	790	837	1,044	212	574	2,425	32,024	39,163
Credit card	257	514	771	771	771	3,082	6,066	–	–	12,232
Business and government	7,550	2,472	3,103	2,801	3,702	11,290	22,772	13,724	8,179	75,593
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,639)	(1,639)
Derivative instruments	1,622	2,568	1,334	1,864	972	3,373	5,245	8,634	–	25,612
Customers’ liability under acceptances	7,715	1,089	17	2	–	–	–	–	–	8,823
Other assets	–	–	–	–	–	–	–	–	17,913	17,913
	$64,452	$24,124	$18,089	$18,982	$17,393	$72,317	$171,386	$47,073	$94,775	$528,591
October 31, 2016	$55,954	$21,567	$17,950	$16,783	$16,550	$66,771	$164,778	$48,505	$92,499	$501,357
Liabilities
Deposits (1)	$28,837	$28,596	$33,541	$22,736	$26,025	$27,676	$39,419	$7,833	$198,465	$413,128
Obligations related to securities sold short	13,093	–	–	–	–	–	–	–	–	13,093
Cash collateral on securities lent	1,702	–	–	–	–	–	–	–	–	1,702
Obligations related to securities sold under repurchase agreements	22,829	1,164	115	–	52	–	–	–	–	24,160
Derivative instruments	1,360	2,171	1,407	1,787	828	3,362	5,203	8,227	–	24,345
Acceptances	7,717	1,089	17	2	–	–	–	–	–	8,825
Other liabilities	–	–	–	–	–	–	–	–	14,157	14,157
Subordinated indebtedness	–	–	–	–	–	40	–	3,265	–	3,305
Equity	–	–	–	–	–	–	–	–	25,876	25,876
	$75,538	$33,020	$35,080	$24,525	$26,905	$31,078	$44,622	$19,325	$238,498	$528,591
October 31, 2016	$59,908	$33,289	$40,961	$21,100	$23,035	$31,847	$47,923	$21,033	$222,261	$501,357
(1)	Comprises $154.8 billion (October 31, 2016: $148.1 billion) of personal deposits of which $149.8 billion (October 31, 2016: $143.3 billion) are in Canada and $5.0 billion (October 31, 2016: $4.8 billion) are in other countries; $240.9 billion (October 31, 2016: $229.7 billion) of business and government deposits and secured borrowings of which $190.1 billion (October 31, 2016: $171.9 billion) are in Canada and $50.8 billion (October 31, 2016: $57.8 billion) are in other countries; and $17.4 billion (October 31, 2016: $17.8 billion) of bank deposits of which $6.5 billion (October 31, 2016: $6.8 billion) are in Canada and $10.9 billion (October 31, 2016: $11.0 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

36	CIBC SECOND QUARTER 2017

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2017	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$29,127	$7,009	$10,223	$–	$–	$–	$–	$–	$–	$46,359
Unutilized credit commitments	510	6,810	1,594	1,630	1,145	8,894	34,372	1,553	138,237	194,745
Backstop liquidity facilities	69	916	10	6,928	138	239	–	14	–	8,314
Standby and performance letters of credit	1,817	1,929	1,530	3,341	1,916	562	1,240	173	–	12,508
Documentary and commercial letters of credit	57	50	77	27	1	2	1	–	–	215
Other	282	–	–	–	–	–	–	–	–	282
	$31,862	$16,714	$13,434	$11,926	$3,200	$9,697	$35,613	$1,740	$138,237	$262,423
October 31, 2016	$28,902	$23,039	$9,515	$4,484	$3,483	$7,049	$35,402	$1,393	$133,514	$246,781
(1)	Includes $108.7 billion (October 31, 2016: $105.0 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.7 billion (October 31, 2016: $2.5 billion) for cash because it is reported on the interim consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at April 30, 2017	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$39	$77	$115	$114	$111	$414	$983	$3,249	$5,102
Purchase obligations (1)	109	225	241	255	165	520	739	267	2,521
Pension contributions (2)	22	31	46	–	–	–	–	–	99
Underwriting commitments	3,152	–	–	–	–	–	–	–	3,152
Investment commitments	1	–	–	1	7	–	10	139	158
	$3,323	$333	$402	$370	$283	$934	$1,732	$3,655	$11,032
October 31, 2016	$331	$325	$365	$396	$356	$1,080	$1,747	$1,532	$6,132
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory compliance, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 73 to 75 of the 2016 Annual Report.

CIBC SECOND QUARTER 2017	37

Accounting and control matters

Critical accounting policies and estimates

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of our 2016 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2016.

Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed on pages 76 to 80 of our 2016 Annual Report could have a material impact on our financial results. No significant changes have occurred with respect to our critical accounting estimates since our 2016 Annual Report.

Accounting developments

Transition to IFRS 9

IFRS 9 “Financial Instruments” (IFRS 9) replaces IAS 39 “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. IFRS 9 is required to be applied on a retrospective basis, with certain exceptions. As permitted, we will not restate our prior period comparative consolidated financial statements when we adopt the requirements of the new standard. We will recognize an adjustment to our opening November 1, 2017 retained earnings and AOCI, to reflect the application of the new requirements at the adoption date.

The transition to IFRS 9 represents a significant initiative for CIBC, for which we have established a transition program that is supported by a formal governance structure with an enterprise view and a dedicated project team. The project’s Steering Committee is co-chaired by senior stakeholders from our Risk Management and Finance groups, and comprises individuals from the impacted SBUs as well as other functional groups, such as Technology and Operations and Internal Audit. The Steering Committee is responsible for:

•	Ensuring the strategic alignment of IFRS 9 with CIBC’s overall strategies;
•	Ensuring key milestones are met;
•	Providing direction and guidance on a holistic basis; and
•	Reviewing and resolving key issues and risks.

To assist the Steering Committee in meeting its responsibilities, our transition program structure has three work streams that correspond to the three sections of the new financial instruments standard: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. Each work stream comprises stakeholders from the impacted SBUs and functional groups, who are subject matter experts in the relevant policies, processes or technologies that are expected to be impacted by the transition.

Classification and measurement

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL). The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity linked pay-outs, are measured at FVTPL. Subsequent measurement of instruments classified as FVTPL under IFRS 9 operates in a similar manner to trading under IAS 39.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost. Subsequent measurement of instruments classified at FV-OCI and amortized cost classifications under IFRS 9 operate in a similar manner to AFS for debt securities and loans and receivables, respectively, under existing IAS 39, except for the impairment provisions which are discussed below.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the FVO if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. Unlike AFS for equity securities under IAS 39, the FV-OCI for equities category results in all realized and unrealized gains and losses being recognized in OCI with no recycling to profit and loss. Only dividends will continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

Impairment

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

Incurred Loss versus Expected Loss Methodology

The application of ECL will significantly change our credit loss methodology and models. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. This compares to the present incurred loss model under IAS 39 that incorporates a single best estimate, the time value of money and information about past events and current conditions. The objective of the new impairment standard is to record lifetime losses on all financial instruments which have experienced a significant increase in credit risk (SICR) since their initial recognition. As a result, ECL allowances will be measured at amounts equal to either (i) 12-month ECL or (ii) lifetime ECL for those financial instruments which

38	CIBC SECOND QUARTER 2017

have experienced a SICR since initial recognition. This compares to the present incurred loss model which recognizes lifetime credit losses when there is objective evidence of impairment. Because of the inclusion of relative credit deterioration criteria and consideration of forward looking information, the ECL model eliminates the threshold or trigger event required under the incurred loss model, and lifetime ECL are recognized earlier under IFRS 9.

Stage Migration and Significant Increase in Credit Risk

For non-impaired financial instruments:

•	Stage 1 is comprised of all non-impaired financial instruments which have not experienced a SICR since initial recognition. Entities are required to recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition.
•	Stage 2 is comprised of all non-impaired financial instruments which have experienced a SICR since initial recognition. Entities are required to recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a SICR since initial recognition, then entities shall revert to recognizing 12 months of ECL. In contrast to stage 1 and stage 2, inherent within the incurred loss methodology under IAS 39, allowances are provided for non-impaired financial instruments for credit losses that are incurred but not yet identified.

For impaired financial instruments:

•	Financial instruments are classified as stage 3 when there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition with a negative impact on the estimated future cash flows of a loan or a portfolio of loans. The ECL model requires that lifetime ECL be recognized for impaired financial instruments, which is similar to the current requirements under IAS 39 for impaired financial instruments.

For our business and government portfolios, the individually assessed allowances for impaired instruments recognized under IAS 39 will generally be replaced by stage 3 allowances under IFRS 9, while the collective allowances for non-impaired financial instruments will generally be replaced by either stage 1 or stage 2 allowances under IFRS 9. For our retail portfolios, the portion of our collective allowances that relate to impaired financial instruments under IAS 39 will generally be replaced by stage 3 allowances, while the non-impaired portion of our collective allowances will generally be replaced by either stage 1 or stage 2 allowances under IFRS 9.

Our definitions of default, our write-off policy and our interest income recognition policy under IAS 39 are not expected to be materially different under the ECL model.

Key Drivers of Expected Credit Loss

The following concepts are subject to a high level of judgment, will have a significant impact on the level of ECL allowances and will be the cause of increased volatility of allowances:

•	Determining when a SICR of a financial asset has occurred,
•	Measuring both 12-month and lifetime credit losses, and
•	Incorporating forward-looking information through the use of multiple probability-weighted scenarios.

For the majority of our retail portfolios, we will determine SICR based on relative changes in the financial instrument’s lifetime probability of default (PD) since its initial recognition. For the majority of our business and government portfolios and FV-OCI debt securities, we will determine SICR based on relative changes in internal risk ratings since initial recognition. In respect to the lifetime of a financial instrument, the maximum period to consider when measuring ECL shall be the maximum contractual period over which an entity is exposed to credit risk. For revolving facilities, such as credit cards, an entity shall measure ECL over the period that the entity is exposed to credit risk and the ECL would not be mitigated by credit risk management actions, even if that period extends beyond the maximum contractual period.

The measurement of both 12-month and lifetime credit losses involves forecasting forward-looking macroeconomic factors for multiple scenarios and determining the probability weighting for the scenarios so that we can appropriately probability weight the expected losses we will recognize on our consolidated balance sheet. While this process will leverage existing forecasting processes and will be overseen by a governance committee consisting of key internal stakeholders from Economics, Risk Management, and Finance, it involves a significant amount of judgment. The incorporation of the forward-looking information into PDs, LGDs, and EADs for multiple scenarios for the purpose of calculating the ECLs under the different scenarios also involves significant judgment. In many cases, this process leverages our existing regulatory framework.

Use of the Regulatory Framework

Our ECL model leverages the data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Appropriate adjustments will be made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers forward-looking information. In addition, credit losses under IFRS 9 are for 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, as compared with 12 months for AIRB portfolios under Basel. The main adjustments necessary to Basel risk parameters are explained in the table below:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions
LGD	Downturn loss given default (LGD) based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital

Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value

Discounted using the original effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default is captured
Other		ECL is discounted from the default date to the reporting date

CIBC SECOND QUARTER 2017	39

Key Activities

We are currently refining and testing the application of the ECL methodology for our impacted portfolios through the application of an internal parallel run year. This includes testing the processes to forecast and probability weight the forward looking factors used to calculate our ECLs and assessing the appropriateness of our SICR triggers. The data, processes, systems, models and parameters that support our ECL allowances will undergo further refinement, validation and testing throughout the remainder of the parallel run year.

We will also continue to ensure that all relevant internal controls and policies are updated and we will continue with the education and training of key stakeholders. Our Audit Committee will also continue to receive regular updates.

Upon the adoption of IFRS 9, we plan to change from our current policy of attributing changes to our collective allowance for non-impaired financial instruments from Corporate and Other to a new IFRS 9 policy to attribute any changes in ECL, including stage 1 and stage 2 ECL changes, to our SBUs.

We are currently evaluating the potential regulatory capital impact of IFRS 9. The impact from potential changes in our balance sheet allowances under IFRS 9 on CET1 capital could be partially mitigated by changes in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation.

Regulatory Developments

Our implementation of IFRS 9 takes into account all regulatory requirements, including guidance issued by OSFI and the BCBS covering sound credit risk practices associated with the implementation and application of an expected credit loss accounting framework. We also continue to monitor regulatory developments related to the new ECL impairment requirements.

In March 2017, the BCBS issued Standards, Regulatory treatment of accounting provisions – interim approach and transitional arrangements, which addresses the transitional arrangement requirements and interim approach for the regulatory treatment of accounting provisions. The BCBS has outlined a number of high-level requirements that local regulatory authorities must comply with should the regulatory authority choose to adopt a transitional arrangement. The BCBS has decided to retain the current treatment of provisions under both the standardized and IRB approaches for credit risk for an interim period. Regulatory authorities in individual jurisdictions will be able to extend their existing approaches to categorize provisions as general or specific to provisions calculated under the applicable ECL accounting model. Beyond the interim period, the BCBS recommends that regulatory authorities in individual jurisdictions provide guidance, as appropriate, on how they intend to categorize ECL provisions as general or specific to ensure consistency within their jurisdiction.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting. As permitted, we have elected to not adopt the IFRS 9 hedge accounting requirements and instead will retain the IAS 39 hedge accounting requirements. However, we will adopt the new hedge accounting disclosure requirements under amendments to IFRS 7 for our annual period beginning November 1, 2017.

Other accounting policy changes

For details on other future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2016 Annual Report.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. Most aspects of the Dodd-Frank Act have become effective, while some portions are still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods. CIBC is subject to a number of specific requirements, including, among other things: (i) mandatory clearing, trade reporting and registration of OTC derivative trading activities; (ii) heightened capital, liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act; (iii) mandatory risk retention rules, applicable to sponsors of asset-backed securities and securitizations; and (iv) restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule.

Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S. and elsewhere, we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results. CIBC continues to devote the resources necessary to ensure that we implement the requirements in compliance with all applicable regulations under the Dodd-Frank Act. We continue to monitor developments in this area, including upcoming changes in laws or regulations that may be enacted by the new U.S. government administration.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CRS was implemented in “early adopter” countries in January 2016, with other countries, including Canada agreeing to implementation in subsequent years. Canada passed CRS implementing legislation on December 15, 2016, to take effect in 2017. CIBC will meet all obligations imposed under the CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

40	CIBC SECOND QUARTER 2017

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2017 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2017, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Related-party transactions

There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2016. For additional information, refer to pages 82 and 158 of the 2016 Annual Report.

CIBC SECOND QUARTER 2017	41

Interim consolidated financial statements

(Unaudited)

Contents

43	Consolidated balance sheet
44	Consolidated statement of income
45	Consolidated statement of comprehensive income
46	Consolidated statement of changes in equity
47	Consolidated statement of cash flows
48	Notes to the interim consolidated financial statements

48	Note 1	–	Changes in accounting policies
49	Note 2	–	Fair value measurement
52	Note 3	–	Significant transactions
52	Note 4	–	Securities
53	Note 5	–	Loans
53	Note 6	–	Structured entities and derecognition of financial assets
54	Note 7	–	Deposits

54	Note 8	–	Subordinated indebtedness
55	Note 9	–	Share capital
56	Note 10	–	Post-employment benefits
56	Note 11	–	Income taxes
57	Note 12	–	Earnings per share
57	Note 13	–	Contingent liabilities and provision
58	Note 14	–	Segmented information
59	Note 15	–	Financial instruments – disclosures

42	CIBC SECOND QUARTER 2017

Consolidated balance sheet

Unaudited, $ millions, as at	2017 Apr. 30	2016 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$3,615	$3,500
Interest-bearing deposits with banks	10,788	10,665
Securities
Trading	60,277	49,915
Available-for-sale (AFS) (Note 4)	35,638	37,253
Designated at fair value (FVO)	154	255
	96,069	87,423
Cash collateral on securities borrowed	6,694	5,433
Securities purchased under resale agreements	37,148	28,377
Loans
Residential mortgages	196,580	187,298
Personal	39,163	38,041
Credit card	12,232	12,332
Business and government	75,593	71,437
Allowance for credit losses (Note 5)	(1,639)	(1,691)
	321,929	307,417
Other
Derivative instruments	25,612	27,762
Customers’ liability under acceptances	8,823	12,364
Land, buildings and equipment	1,796	1,898
Goodwill	1,549	1,539
Software and other intangible assets	1,454	1,410
Investments in equity-accounted associates and joint ventures	735	766
Deferred tax assets	703	771
Other assets	11,676	12,032
	52,348	58,542
	$528,591	$501,357
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$154,762	$148,081
Business and government	203,217	190,240
Bank	17,401	17,842
Secured borrowings	37,748	39,484
	413,128	395,647
Obligations related to securities sold short	13,093	10,338
Cash collateral on securities lent	1,702	2,518
Obligations related to securities sold under repurchase agreements	24,160	11,694
Other
Derivative instruments	24,345	28,807
Acceptances	8,825	12,395
Deferred tax liabilities	20	21
Other liabilities	14,137	12,898
	47,327	54,121
Subordinated indebtedness	3,305	3,366
Equity
Preferred shares	1,000	1,000
Common shares (Note 9)	8,509	8,026
Contributed surplus	65	72
Retained earnings	15,011	13,584
Accumulated other comprehensive income (AOCI)	1,083	790
Total shareholders’ equity	25,668	23,472
Non-controlling interests	208	201
Total equity	25,876	23,673
	$528,591	$501,357

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2017	43

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, $ millions, except as noted	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Interest income
Loans	$2,520	$2,563	$2,384	$5,083	$4,810
Securities	485	485	436	970	871
Securities borrowed or purchased under resale agreements	111	107	80	218	153
Deposits with banks	42	37	42	79	75
	3,158	3,192	2,942	6,350	5,909
Interest expense
Deposits	909	896	781	1,805	1,523
Securities sold short	52	61	42	113	97
Securities lent or sold under repurchase agreements	57	47	31	104	55
Subordinated indebtedness	35	35	37	70	65
Other	10	11	14	21	26
	1,063	1,050	905	2,113	1,766
Net interest income	2,095	2,142	2,037	4,237	4,143
Non-interest income
Underwriting and advisory fees	103	109	121	212	201
Deposit and payment fees	205	213	206	418	419
Credit fees	171	175	156	346	303
Card fees	106	128	108	234	230
Investment management and custodial fees	249	240	214	489	426
Mutual fund fees	389	389	349	778	715
Insurance fees, net of claims	106	107	100	213	200
Commissions on securities transactions	91	90	88	181	172
Trading income (loss)	(29)	115	18	86	(28)
AFS securities gains, net	43	33	13	76	21
FVO gains, net	1	–	8	1	13
Foreign exchange other than trading	59	60	56	119	113
Income from equity-accounted associates and joint ventures	25	21	20	46	49
Other (Note 3)	84	387	137	471	241
	1,603	2,067	1,594	3,670	3,075
Total revenue	3,698	4,209	3,631	7,907	7,218
Provision for credit losses (Note 5)	179	212	324	391	586
Non-interest expenses
Employee compensation and benefits	1,249	1,309	1,199	2,558	2,416
Occupancy costs	204	198	199	402	399
Computer, software and office equipment	397	365	340	762	661
Communications	83	75	88	158	169
Advertising and business development	63	54	63	117	126
Professional fees	45	41	45	86	89
Business and capital taxes	22	24	15	46	36
Other	212	208	293	420	510
	2,275	2,274	2,242	4,549	4,406
Income before income taxes	1,244	1,723	1,065	2,967	2,226
Income taxes	194	316	124	510	303
Net income	$1,050	$1,407	$941	$2,457	$1,923
Net income attributable to non-controlling interests	$5	$5	$5	$10	$10
Preferred shareholders	$10	$9	$10	$19	$19
Common shareholders	1,035	1,393	926	2,428	1,894
Net income attributable to equity shareholders	$1,045	$1,402	$936	$2,447	$1,913
Earnings per share (in dollars) (Note 12)
Basic	$2.59	$3.50	$2.35	$6.09	$4.79
Diluted	2.59	3.50	2.35	6.08	4.78
Dividends per common share (in dollars)	1.27	1.24	1.18	2.51	2.33

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC SECOND QUARTER 2017

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, $ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Net income	$1,050	$1,407	$941	$2,457	$1,923
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	1,095	(684)	(1,188)	411	(446)
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	(18)	–	(18)
Net gains (losses) on hedges of investments in foreign operations	(592)	431	566	(161)	226
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	8	–	8
	503	(253)	(632)	250	(230)
Net change in AFS securities
Net gains (losses) on AFS securities	70	(47)	54	23	38
Net (gains) losses on AFS securities reclassified to net income	(35)	(23)	(14)	(58)	(20)
	35	(70)	40	(35)	18
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	14	56	44	70	4
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(6)	(41)	(41)	(47)	(8)
	8	15	3	23	(4)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(158)	219	(11)	61	(297)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(3)	(3)	(2)	(6)	(3)
Total OCI (1)	385	(92)	(602)	293	(516)
Comprehensive income	$1,435	$1,315	$339	$2,750	$1,407
Comprehensive income attributable to non-controlling interests	$5	$5	$5	$10	$10
Preferred shareholders	$10	$9	$10	$19	$19
Common shareholders	1,420	1,301	324	2,721	1,378
Comprehensive income attributable to equity shareholders	$1,430	$1,310	$334	$2,740	$1,397
(1)	Includes $11 million of gains for the quarter ended April 30, 2017 (January 31, 2017: $17 million of losses; April 30, 2016: $1 million of losses) and $6 million of losses for the six months ended April 30, 2017 (April 30, 2016: $5 million of losses), relating to our investments in equity-accounted associates and joint ventures.

		For the three months ended		For the six months ended
Unaudited, $ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(35)	$22	$97	$(13)	$36
Net gains (losses) on hedges of investments in foreign operations	117	(80)	(86)	37	(1)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	(3)	–	(3)
	82	(58)	8	24	32
Net change in AFS securities
Net gains (losses) on AFS securities	(16)	(4)	(10)	(20)	(2)
Net (gains) losses on AFS securities reclassified to net income	8	10	(1)	18	1
	(8)	6	(11)	(2)	(1)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(5)	(20)	(15)	(25)	(1)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	2	15	14	17	3
	(3)	(5)	(1)	(8)	2
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	57	(80)	4	(23)	108
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	1	1	1	2	1
	$129	$(136)	$1	$(7)	$142

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2017	45

Consolidated statement of changes in equity

	For the three months ended			For the six months ended
Unaudited, $ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Preferred shares
Balance at beginning of period	$1,000	$1,000	$1,000	$1,000	$1,000
Issue of preferred shares	–	–	–	–	–
Redemption of preferred shares	–	–	–	–	–
Balance at end of period	$1,000	$1,000	$1,000	$1,000	$1,000
Common shares (Note 9)
Balance at beginning of period	$8,286	$8,026	$7,786	$8,026	$7,813
Issue of common shares	231	261	18	492	38
Purchase of common shares for cancellation	–	–	(15)	–	(61)
Treasury shares	(8)	(1)	3	(9)	2
Balance at end of period	$8,509	$8,286	$7,792	$8,509	$7,792
Contributed surplus
Balance at beginning of period	$65	$72	$75	$72	$76
Stock option expense	1	–	1	1	2
Stock options exercised	(1)	(7)	(2)	(8)	(5)
Other	–	–	–	–	1
Balance at end of period	$65	$65	$74	$65	$74
Retained earnings
Balance at beginning of period	$14,483	$13,584	$11,785	$13,584	$11,433
Net income attributable to equity shareholders	1,045	1,402	936	2,447	1,913
Dividends
Preferred	(10)	(9)	(10)	(19)	(19)
Common	(508)	(493)	(466)	(1,001)	(923)
Premium on purchase of common shares for cancellation	–	–	(50)	–	(209)
Other	1	(1)	2	–	2
Balance at end of period	$15,011	$14,483	$12,197	$15,011	$12,197
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$861	$1,114	$1,437	$1,114	$1,035
Net change in foreign currency translation adjustments	503	(253)	(632)	250	(230)
Balance at end of period	$1,364	$861	$805	$1,364	$805
Net gains (losses) on AFS securities
Balance at beginning of period	$91	$161	$72	$161	$94
Net change in AFS securities	35	(70)	40	(35)	18
Balance at end of period	$126	$91	$112	$126	$112
Net gains (losses) on cash flow hedges
Balance at beginning of period	$38	$23	$15	$23	$22
Net change in cash flow hedges	8	15	3	23	(4)
Balance at end of period	$46	$38	$18	$46	$18
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(289)	$(508)	$(404)	$(508)	$(118)
Net change in post-employment defined benefit plans	(158)	219	(11)	61	(297)
Balance at end of period	$(447)	$(289)	$(415)	$(447)	$(415)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(3)	$–	$4	$–	$5
Net change attributable to changes in credit risk	(3)	(3)	(2)	(6)	(3)
Balance at end of period	$(6)	$(3)	$2	$(6)	$2
Total AOCI, net of income tax	$1,083	$698	$522	$1,083	$522
Non-controlling interests
Balance at beginning of period	$194	$201	$195	$201	$193
Net income attributable to non-controlling interests	5	5	5	10	10
Dividends	–	(4)	–	(4)	(15)
Other	9	(8)	(13)	1	(1)
Balance at end of period	$208	$194	$187	$208	$187
Equity at end of period	$25,876	$24,726	$21,772	$25,876	$21,772

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC SECOND QUARTER 2017

Consolidated statement of cash flows

	For the three months ended			For the six months ended
Unaudited, $ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$1,050	$1,407	$941	$2,457	$1,923
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	179	212	324	391	586
Amortization and impairment (1)	127	120	112	247	218
Stock option expense	1	–	1	1	2
Deferred income taxes	(181)	47	(51)	(134)	(85)
AFS securities losses (gains), net	(43)	(33)	(13)	(76)	(21)
Net losses (gains) on disposal of land, buildings and equipment	(2)	(301)	(59)	(303)	(59)
Other non-cash items, net	(41)	21	(35)	(20)	(140)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	1,416	(1,539)	740	(123)	6,950
Loans, net of repayments	(8,101)	(7,128)	(466)	(15,229)	(10,117)
Deposits, net of withdrawals	2,552	14,072	(8,406)	16,624	2,015
Obligations related to securities sold short	1,321	1,434	35	2,755	(181)
Accrued interest receivable	(121)	76	(82)	(45)	(83)
Accrued interest payable	167	(109)	206	58	(136)
Derivative assets	(1,735)	3,851	3,202	2,116	(2,401)
Derivative liabilities	(1,578)	(2,877)	(2,941)	(4,455)	3,702
Trading securities	(4,343)	(6,019)	(2,114)	(10,362)	(17)
FVO securities	(8)	109	27	101	12
Other FVO assets and liabilities	750	503	275	1,253	265
Current income taxes	150	31	(34)	181	9
Cash collateral on securities lent	(475)	(341)	(26)	(816)	885
Obligations related to securities sold under repurchase agreements	9,114	3,352	7,875	12,466	5,505
Cash collateral on securities borrowed	(1,127)	(134)	(464)	(1,261)	(1,201)
Securities purchased under resale agreements	1,841	(10,612)	(447)	(8,771)	(1,187)
Other, net	1,924	(307)	589	1,617	(354)
	2,837	(4,165)	(811)	(1,328)	6,090
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	–	–	–	1,000
Redemption/repurchase/maturity of subordinated indebtedness	(20)	–	–	(20)	(1,500)
Issue of common shares for cash	230	254	16	484	33
Purchase of common shares for cancellation	–	–	(65)	–	(270)
Net sale (purchase) of treasury shares	(8)	(1)	3	(9)	2
Dividends paid	(518)	(502)	(476)	(1,020)	(942)
	(316)	(249)	(522)	(565)	(1,677)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(11,950)	(4,865)	(7,295)	(16,815)	(17,362)
Proceeds from sale of AFS securities	6,678	5,962	4,639	12,640	6,625
Proceeds from maturity of AFS securities	3,153	2,686	3,713	5,839	6,170
Net cash provided by dispositions	20	–	–	20	–
Net sale (purchase) of land, buildings and equipment	(72)	365	21	293	(29)
	(2,171)	4,148	1,078	1,977	(4,596)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	80	(49)	(179)	31	(49)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	430	(315)	(434)	115	(232)
Cash and non-interest-bearing deposits with banks at beginning of period	3,185	3,500	3,255	3,500	3,053
Cash and non-interest-bearing deposits with banks at end of period (2)	$ 3,615	$3,185	$2,821	$ 3,615	$2,821
Cash interest paid	$896	$1,159	$699	$2,055	$1,902
Cash interest received	2,815	2,996	2,633	5,811	5,347
Cash dividends received	222	272	227	494	479
Cash income taxes paid	225	238	209	463	379
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $465 million (January 31, 2017: $438 million; April 30, 2016: $398 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2017	47

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2016.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 24, 2017.

1.	Changes in accounting policies

(a)	Changes in accounting standards

There are no new or amended accounting standards that are effective for CIBC this fiscal year.

(b)	Future accounting policy changes

IFRS 9 “Financial Instruments” – issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 will be effective for us on November 1, 2017. Refer to the “Accounting developments” section of the management’s discussion and analysis (MD&A) on pages 38 to 40 for further details with respect to our transition to IFRS 9.

For details on other future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2016 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2017.

48	CIBC SECOND QUARTER 2017

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2017 Apr. 30	2016 Oct. 31	2017 Apr. 30	2016 Oct. 31	2017 Apr. 30	2016 Oct. 31	2017 Apr. 30	2016 Oct. 31
Financial assets
Deposits with banks	$–	$–	$31	$347	$–	$–	$31	$347
Trading securities
Government issued or guaranteed	6,891	1,474	12,079	9,307	–	–	18,970	10,781
Corporate equity	36,953	35,023	401	554	42	40	37,396	35,617
Corporate debt	–	–	2,470	1,853	–	–	2,470	1,853
Mortgage- and asset-backed	–	–	1,438	1,168	3	496	1,441	1,664
	43,844	36,497	16,388	12,882	45	536	60,277	49,915
Trading loans
Business and government	–	–	11,181	6,640	–	–	11,181	6,640
AFS securities
Government issued or guaranteed	3,826	1,429	18,807	22,445	–	–	22,633	23,874
Corporate equity	51	30	–	–	327	344	378	374
Corporate debt	–	–	4,740	5,838	5	5	4,745	5,843
Mortgage- and asset-backed	–	–	6,345	5,215	1,537	1,947	7,882	7,162
	3,877	1,459	29,892	33,498	1,869	2,296	35,638	37,253
FVO securities
Government issued or guaranteed	–	–	58	59	–	–	58	59
Corporate debt	–	–	–	102	–	–	–	102
Asset-backed	–	–	–	–	96	94	96	94
	–	–	58	161	96	94	154	255
Derivative instruments
Interest rate	–	–	9,467	12,409	31	31	9,498	12,440
Foreign exchange	–	–	11,981	12,492	–	–	11,981	12,492
Credit	–	–	5	2	142	140	147	142
Equity	1,306	742	1,133	364	34	24	2,473	1,130
Precious metal	–	–	116	70	–	–	116	70
Other commodity	143	161	1,254	1,327	–	–	1,397	1,488
	1,449	903	23,956	26,664	207	195	25,612	27,762
Total financial assets	$49,170	$38,859	$81,506	$80,192	$2,217	$3,121	$132,893	$122,172
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(4,807)	$(3,124)	$(254)	$(506)	$(5,061)	$(3,630)
Obligations related to securities sold short	(6,054)	(4,684)	(7,039)	(5,654)	–	–	(13,093)	(10,338)
	(6,054)	(4,684)	(11,846)	(8,778)	(254)	(506)	(18,154)	(13,968)
Derivative instruments
Interest rate	–	(2)	(9,092)	(11,926)	(26)	(35)	(9,118)	(11,963)
Foreign exchange	–	–	(11,555)	(13,599)	–	–	(11,555)	(13,599)
Credit	–	–	(33)	(18)	(162)	(197)	(195)	(215)
Equity	(740)	(491)	(1,753)	(1,446)	(80)	(42)	(2,573)	(1,979)
Precious metal	–	–	(65)	(34)	–	–	(65)	(34)
Other commodity	(194)	(216)	(645)	(801)	–	–	(839)	(1,017)
	(934)	(709)	(23,143)	(27,824)	(268)	(274)	(24,345)	(28,807)
Total financial liabilities	$(6,988)	$(5,393)	$(34,989)	$(36,602)	$(522)	$(780)	$(42,499)	$(42,775)
(1)	Comprises FVO deposits of $4,520 million (October 31, 2016: $3,281 million), net bifurcated embedded derivative liabilities of $399 million (October 31, 2016: net bifurcated embedded derivative liabilities of $203 million), FVO other liabilities of $6 million (October 31, 2016: $11 million), and other financial liabilities measured at fair value of $136 million (October 31, 2016: $135 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended April 30, 2017, we transferred $419 million trading securities and $2,018 million securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended January 31, 2017, nil trading securities and $197 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended April 30, 2016, nil trading securities and $818 million of securities sold short were transferred from Level 1 to Level 2). In addition, insignificant transfers between Level 2 and Level 3 were made during the quarter as there were changes in the extent to which non-observable inputs have a significant impact on the fair value of these instruments or there were changes in the observability of one or more inputs that significantly impact their fair value (for the quarters ended January 31, 2017 and April 30, 2016, transfers between Level 2 and Level 3 were insignificant).

A net gain of $37 million was recognized in the interim consolidated statement of income for the three months ended April 30, 2017, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters (net loss of $24 million for the three months ended January 31, 2017; net loss of $23 million for the three months ended April 30, 2016) and a net gain of $13 million for the six months ended April 30, 2017 (net gain of $5 million for the six months ended April 30, 2016).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

CIBC SECOND QUARTER 2017	49

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2017
Trading securities
Corporate equity	$41	$–	$1	$–	$–	$–	$–	$–	$–	$–	$42
Mortgage- and asset-backed	6	–	(3)	–	–	–	–	–	–	–	3
AFS securities
Corporate equity	338	18	(6)	5	–	–	7	–	(35)	–	327
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,647	1	–	2	–	–	82	–	–	(195)	1,537
FVO securities
Asset-backed	91	1	6	–	–	–	–	–	–	(2)	96
Derivative instruments
Interest rate	11	–	23	–	–	–	–	–	–	(3)	31
Credit	140	(4)	6	–	–	–	–	–	–	–	142
Equity	12	–	4	–	19	–	–	–	–	(1)	34
Total assets	$2,291	$16	$31	$7	$19	$–	$89	$–	$(35)	$(201)	$2,217
Deposits and other liabilities (3)	$(263)	$–	$5	$–	$–	$–	$–	$(48)	$–	$52	$(254)
Derivative instruments
Interest rate	(27)	–	–	–	–	1	–	–	–	–	(26)
Credit	(159)	4	(7)	–	–	–	–	–	–	–	(162)
Equity	(42)	–	(12)	–	(25)	–	–	(1)	–	–	(80)
Total liabilities	$(491)	$4	$(14)	$–	$(25)	$1	$–	$(49)	$–	$52	$(522)
Jan. 31, 2017
Trading securities
Corporate equity	$40	$–	$1	$–	$–	$–	$–	$–	$–	$–	$41
Mortgage- and asset-backed	496	2	–	–	–	–	–	–	–	(492)	6
AFS securities
Corporate equity	344	14	(2)	(7)	–	–	8	–	(19)	–	338
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,947	2	–	(3)	–	–	34	–	–	(333)	1,647
FVO securities
Asset-backed	94	1	(1)	–	–	–	–	–	–	(3)	91
Derivative instruments
Interest rate	31	–	(20)	–	–	–	–	–	–	–	11
Credit	140	–	–	–	–	–	–	–	–	–	140
Equity	24	–	4	–	(17)	–	4	–	–	(3)	12
Total assets	$3,121	$19	$(18)	$(10)	$(17)	$–	$46	$–	$(19)	$(831)	$2,291
Deposits and other liabilities (3)	$(506)	$–	$(37)	$–	$(2)	$42	$–	$(61)	$–	$301	$(263)
Derivative instruments
Interest rate	(35)	–	8	–	–	–	–	–	–	–	(27)
Credit	(197)	10	–	–	–	–	–	–	–	28	(159)
Equity	(42)	–	(6)	–	–	9	–	(6)	–	3	(42)
Total liabilities	$(780)	$10	$(35)	$–	$(2)	$51	$–	$(67)	$–	$332	$(491)
Apr. 30, 2016
Trading securities
Corporate equity	$47	$–	$1	$–	$–	$–	$3	$–	$–	$–	$51
Mortgage- and asset-backed	567	2	(22)	–	–	–	–	–	–	(10)	537
AFS securities
Corporate equity	438	1	(10)	(27)	–	–	7	–	(5)	–	404
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,443	1	–	(1)	–	–	106	–	(4)	(146)	1,399
FVO securities
Asset-backed	115	1	(13)	–	–	–	–	–	–	(3)	100
Derivative instruments
Interest rate	29	–	(3)	–	–	–	–	–	–	–	26
Credit	169	(4)	(20)	–	–	–	–	–	–	–	145
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,815	$1	$(68)	$(28)	$–	$–	$116	$–	$(9)	$(159)	$2,668
Deposits and other liabilities (3)	$(448)	$(6)	$11	$–	$–	$–	$–	$(24)	$–	$15	$(452)
Derivative instruments
Interest rate	(29)	–	3	–	–	–	–	(7)	–	–	(33)
Credit	(247)	4	27	–	–	–	–	–	–	–	(216)
Equity	(35)	–	5	–	–	–	(3)	–	–	–	(33)
Total liabilities	$(759)	$(2)	$46	$–	$–	$–	$(3)	$(31)	$–	$15	$(734)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $42 million (January 31, 2017: $43 million; April 30, 2016: $304 million) and net bifurcated embedded derivative liabilities of $212 million (January 31, 2017: $220 million; April 30, 2016: $148 million).

50	CIBC SECOND QUARTER 2017

		Net gains (losses) included in income
$ millions, for the six months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2017
Trading securities
Corporate equity	$40	$–	$2	$–	$–	$–	$–	$–	$–	$–	$42
Mortgage- and asset-backed	496	2	(3)	–	–	–	–	–	–	(492)	3
AFS securities
Corporate equity	344	32	(8)	(2)	–	–	15	–	(54)	–	327
Corporate debt	5	–	–	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,947	3	–	(1)	–	–	116	–	–	(528)	1,537
FVO securities
Asset-backed	94	2	5	–	–	–	–	–	–	(5)	96
Derivative instruments
Interest rate	31	–	3	–	–	–	–	–	–	(3)	31
Credit	140	(4)	6	–	–	–	–	–	–	–	142
Equity	24	–	8	–	2	–	4	–	–	(4)	34
Total assets	$3,121	$35	$13	$(3)	$2	$–	$135	$–	$(54)	$(1,032)	$2,217
Deposits and other liabilities (3)	$(506)	$–	$(32)	$–	$(2)	$42	$–	$(109)	$–	$353	$(254)
Derivative instruments
Interest rate	(35)	–	8	–	–	1	–	–	–	–	(26)
Credit	(197)	14	(7)	–	–	–	–	–	–	28	(162)
Equity	(42)	–	(18)	–	(25)	9	–	(7)	–	3	(80)
Total liabilities	$(780)	$14	$(49)	$–	$(27)	$52	$–	$(116)	$–	$384	$(522)
Apr. 30, 2016
Trading securities
Corporate equity	$46	$–	$2	$–	$–	$–	$4	$–	$–	$(1)	$51
Mortgage- and asset-backed	565	4	(11)	–	–	–	–	–	–	(21)	537
AFS securities
Corporate equity	431	11	(16)	(8)	–	–	22	–	(36)	–	404
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,604	2	–	(6)	–	–	134	–	(4)	(331)	1,399
FVO securities
Asset-backed	111	1	(8)	–	–	–	–	–	–	(4)	100
Derivative instruments
Interest rate	26	–	–	–	–	–	–	–	–	–	26
Credit	165	(25)	5	–	–	–	–	–	–	–	145
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,955	$(7)	$(29)	$(14)	$–	$–	$160	$–	$(40)	$(357)	$2,668
Deposits and other liabilities (3)	$(474)	$(12)	$30	$–	$–	$3	$–	$(34)	$1	$34	$(452)
Derivative instruments
Interest rate	(26)	–	–	–	–	–	–	(7)	–	–	(33)
Credit	(244)	23	3	–	–	–	–	–	–	2	(216)
Equity	(27)	–	(3)	–	–	–	(3)	–	–	–	(33)
Total liabilities	$(771)	$11	$30	$–	$–	$3	$(3)	$(41)	$1	$36	$(734)
(1)	Includes foreign currency gains and losses related to AFS debt securities.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $42 million (April 30, 2016: $304 million) and net bifurcated embedded derivative liabilities of $212 million (April 30, 2016: $148 million).

Quantitative information about significant non-observable inputs and sensitivity of Level 3 financial assets and liabilities

During the quarter, there were no significant changes in the valuation techniques and the range of significant non-observable inputs used in measuring our Level 3 financial assets and liabilities. The impact of adjusting one or more of the non-observable inputs within a reasonably possible range on the fair value of our Level 3 financial assets and liabilities as at April 30, 2017 did not change significantly from the impact disclosed in the 2016 Annual Report.

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were losses of $4 million for the three months ended April 30, 2017 (losses of $4 million and losses of $3 million for the three months ended January 31, 2017 and April 30, 2016, respectively), losses of $8 million for the six months ended April 30, 2017 and losses of $8 million cumulatively (losses of $5 million for the six months ended April 30, 2016 and gains of $1 million cumulatively).

CIBC SECOND QUARTER 2017	51

3.	Significant transactions

Acquisition of PrivateBancorp, Inc.

On June 29, 2016, we announced that we had entered into a definitive agreement to acquire PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (PrivateBank). PrivateBank is a Chicago-based middle-market commercial bank with private banking and wealth management capabilities.

On March 30, 2017, we announced that we had entered into an amended merger agreement (the first amendment). Under the terms of the first amendment, CIBC offered to pay US$24.20 in cash and 0.4176 of a CIBC common share for each share of PrivateBancorp common stock.

On May 4, 2017, we announced that we had entered into a second amendment to the merger agreement (the second amendment) and affirmed that the terms of the second amendment represented CIBC’s best and final offer to PrivateBancorp stockholders. Under the second amendment, CIBC offered to pay US$27.20 in cash and 0.4176 of a CIBC common share for each share of PrivateBancorp common stock. Based on the May 3, 2017 closing price of CIBC’s common shares on the New York Stock Exchange (US$79.58), the total transaction value implied by the second amendment was approximately US$4.9 billion (C$6.8 billion), or US$60.43 of value per share of PrivateBancorp common stock. Based on the announced transaction value, CIBC would be required to issue approximately 33.5 million CIBC common shares and pay approximately US$2.2 billion (C$3.0 billion) in cash in order to satisfy the consideration payable upon completion of the proposed merger under the terms of the second amendment. The final transaction value is subject to change as it is dependent upon: (i) the closing price of CIBC’s common shares on the New York Stock Exchange on the date of close, (ii) the number of PrivateBancorp common shares outstanding on the date of close, and (iii) the US-Canadian dollar exchange rate on the date of close, as the cash consideration is denominated in US dollars.

On May 12, 2017, at a special meeting of shareholders, PrivateBancorp’s common stockholders approved the amended merger agreement. Completion of the proposed merger remains subject to receiving approvals from the Office of the Superintendent of Financial Institutions (Canada) and the Board of Governors of the Federal Reserve System, which we anticipate receiving in time to close the transaction in June 2017.

Lease of new premises

On April 12, 2017, we announced that we had entered into a lease agreement to become the anchor tenant at a new office complex in downtown Toronto. We have agreed to lease up to 1.75 million square feet of total office space in two buildings to be constructed at the site within the next six years. The aggregate future minimum lease commitments related to the lease, which begins in 2020, are $2.3 billion.

Sale and lease back of certain retail properties

During the first quarter, we sold and leased back 89 retail properties located mainly in Ontario and British Columbia, and recognized a gain of $299 million ($245 million after-tax) in our Retail and Business Banking strategic business unit (SBU). The gain is included in Non-interest income – Other.

4.	Securities

Fair value of AFS securities

$ millions, as at				2017 Apr. 30				2016 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,160	$25	$–	$6,185	$7,028	$28	$(1)	$7,055
Other Canadian governments	3,861	15	–	3,876	5,646	25	(3)	5,668
U.S. Treasury and agencies	8,915	17	(19)	8,913	7,820	9	(2)	7,827
Other foreign governments	3,664	14	(19)	3,659	3,326	15	(17)	3,324
Mortgage-backed securities (MBS)	5,814	6	(7)	5,813	4,626	6	(5)	4,627
Asset-backed securities	2,068	3	(2)	2,069	2,533	3	(1)	2,535
Corporate public debt	4,754	8	(22)	4,740	5,842	12	(16)	5,838
Corporate private debt	5	–	–	5	5	–	–	5
Corporate public equity (1)	19	36	–	55	10	24	–	34
Corporate private equity	199	124	–	323	211	132	(3)	340
	$35,459	$248	$(69)	$35,638	$37,047	$254	$ (48)	$37,253
(1)	Includes restricted stock.

As at April 30, 2017, the amortized cost of 257 AFS securities that are in a gross unrealized loss position (October 31, 2016: 240 securities) exceeded their fair value by $69 million (October 31, 2016: $48 million). The securities that have been in a gross unrealized loss position for more than a year include 91 AFS securities (October 31, 2016: 81 securities) with a gross unrealized loss of $43 million (October 31, 2016: $37 million). We have determined that these AFS securities were not impaired.

52	CIBC SECOND QUARTER 2017

5.	Loans

Allowance for credit losses

	As at or for the three months ended					As at or for the six months ended
$ millions			2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$212	$1,549	$1,761	$1,813	$1,894	$1,813	$1,762
Provision for credit losses	1	178	179	212	324	391	586
Write-offs	(20)	(238)	(258)	(280)	(266)	(538)	(475)
Recoveries	4	46	50	47	43	97	93
Interest income on impaired loans	(4)	(2)	(6)	(8)	(5)	(14)	(11)
Foreign exchange and other	7	20	27	(23)	(72)	4	(37)
Balance at end of period	$200	$1,553	$1,753	$1,761	$1,918	$1,753	$1,918
Comprises:
Loans	$200	$1,439	$1,639	$1,640	$1,800	$1,639	$1,800
Undrawn credit facilities (1)	–	114	114	121	118	114	118
(1)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2017 Apr. 30	2016 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$534	$1	$171	$362	$346
Personal	195	8	145	42	48
Business and government	604	191	8	405	692
Total impaired loans (2)(3)	$1,333	$200	$324	$809	$1,086
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,229 million (October 31, 2016: $1,241 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended April 30, 2017 totalled $1,396 million (for the quarter ended October 31, 2016: $1,709 million).
(3)	Foreclosed assets of $19 million (October 31, 2016: $18 million) were included in Other assets on the interim consolidated balance sheet.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2017 Apr. 30	2016 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$2,300	$762	$204	$3,266	$3,262
Personal	616	168	25	809	810
Credit card	608	177	105	890	890
Business and government	221	134	39	394	363
	$3,745	$1,241	$373	$5,359	$5,325

6.	Structured entities and derecognition of financial assets

Structured entities

Structured entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 124 to 127 of the 2016 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. The CIBC Covered Bond Guarantor Limited Partnership and the CIBC Covered Bond (Legislative) Guarantor Limited Partnership are SEs which are consolidated by CIBC. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at April 30, 2017, our structured program had outstanding covered bond liabilities of $1.0 billion with a fair value of $1.0 billion (October 31, 2016: $1.0 billion with a fair value of $1.0 billion) and our legislative program had outstanding covered bond liabilities of $13.4 billion with a fair value of $13.5 billion (October 31, 2016: $13.2 billion with a fair value of $13.3 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust, as at April 30, 2017, $2.4 billion of credit card receivable assets with a fair value of $2.4 billion (October 31, 2016: $4.2 billion with a fair value of $4.2 billion) supported associated funding liabilities of $2.4 billion with a fair value of $2.4 billion (October 31, 2016: $4.2 billion with a fair value of $4.2 billion).

CIBC SECOND QUARTER 2017	53

Refer to the “Off-balance sheet arrangements” section of the MD&A for a discussion of our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated.

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 127 of the 2016 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2017 Apr. 30		2016 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$19,920	$19,937	$19,967	$20,021
Securities held by counterparties as collateral under repurchase agreements (2)(3)	10,897	10,897	2,326	2,326
Securities lent for cash collateral (2)(3)	82	82	–	–
Securities lent for securities collateral (2)(3)	28,129	28,129	19,564	19,564
	$59,028	$59,045	$41,857	$41,911
Associated liabilities (4)	$60,003	$60,250	$42,902	$43,186
(1)	Includes $1.2 billion (October 31, 2016: $2.4 billion) of mortgages underlying MBS held by Canada Mortgage and Housing Corporation counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $800 million (October 31, 2016: $825 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $29.5 billion of mortgages that were not transferred to external parties with a fair value of $29.5 billion (October 31, 2016: $26.3 billion with a fair value of $26.4 billion).

7.	Deposits(1)(2)

$ millions, as at				2017 Apr. 30	2016 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$11,859	$99,588	$43,315	$154,762	$148,081
Business and government (6)	45,647	36,144	121,426	203,217	190,240
Bank	4,952	275	12,174	17,401	17,842
Secured borrowings (7)	–	–	37,748	37,748	39,484
	$62,458	$136,007	$214,663	$413,128	$395,647
Comprised of:
Held at amortized cost				$408,608	$392,366
Designated at fair value				4,520	3,281
				$413,128	$395,647
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$49,019	$45,709
In foreign offices				4,642	4,005
Interest-bearing deposits
In domestic offices				297,430	276,330
In foreign offices				62,037	69,603
				$413,128	$395,647
(1)	Includes deposits of $116.9 billion (October 31, 2016: $103.5 billion) denominated in U.S. dollars and deposits of $22.2 billion (October 31, 2016: $22.8 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,465 million (October 31, 2016: $2,406 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,648 million (October 31, 2016: $1,664 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Subordinated indebtedness

During the quarter, we purchased and cancelled $25 million (US$19 million) of our Floating Rate Debenture Notes Due 2085.

54	CIBC SECOND QUARTER 2017

9.	Share capital

Common shares

	For the three months ended						For the six months ended
$ millions, except number of shares	2017 Apr. 30		2017 Jan. 31		2016 Apr. 30		2017 Apr. 30		2016 Apr. 30
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	399,559,217	$8,286	397,070,280	$8,026	395,178,821	$7,786	397,070,280	$8,026	397,291,068	$7,813
Issuance pursuant to:
Stock option plans	93,490	8	707,637	65	210,947	18	801,127	73	451,279	38
Shareholder investment plan (1)	1,746,802	191	1,554,414	171	–	–	3,301,216	362	–	–
Employee share purchase plan (ESPP) (2)	276,785	32	238,620	25	–	–	515,405	57	–	–
	401,676,294	$8,517	399,570,951	$8,287	395,389,768	$7,804	401,688,028	$8,518	397,742,347	$7,851
Purchase of common shares for cancellation	–	–	–	–	(737,800)	(15)	–	–	(3,081,300)	(61)
Treasury shares	(68,734)	(8)	(11,734)	(1)	26,540	3	(80,468)	(9)	17,461	2
Balance at end of period	401,607,560	$8,509	399,559,217	$8,286	394,678,508	$7,792	401,607,560	$8,509	394,678,508	$7,792
(1)	Commencing with the dividends paid on October 28, 2016, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury. Commencing November 1, 2016, the participants in the Share Purchase Option of the Plan will receive shares issued from Treasury with no discount. Previously, shares distributed under the Plan were acquired in the open market.
(2)	Commencing June 29, 2016, employee contributions to our Canadian ESPP have been used to purchase common shares from Treasury. Previously, these shares were acquired in the open market.

Normal course issuer bid

On March 10, 2017, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 8 million common shares; (ii) CIBC providing a notice of termination; or (iii) March 13, 2018. No common shares have been purchased under this bid.

Regulatory capital and Basel III leverage ratios

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at		2017 Apr. 30	2016 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital		$22,141	$20,751
Tier 1 capital	A	24,076	22,596
Total capital		27,402	25,949
Risk-weighted assets (RWA) (1)		179,346	173,902
CET1 ratio		12.4%	11.9%
Tier 1 capital ratio		13.4%	13.0%
Total capital ratio		15.3%	14.9%
Leverage ratio exposure	B	$572,441	$546,136
Leverage ratio	A/B	4.2%	4.1%
All-in basis
CET1 capital		$21,356	$19,148
Tier 1 capital	C	23,624	21,666
Total capital		26,977	25,083
CET1 capital RWA (1)		175,431	168,996
Tier 1 capital RWA (1)		175,431	169,322
Total capital RWA (1)		175,431	169,601
CET1 ratio		12.2%	11.3%
Tier 1 capital ratio		13.5%	12.8%
Total capital ratio		15.4%	14.8%
Leverage ratio exposure	D	$572,104	$545,480
Leverage ratio	C/D	4.1%	4.0%
(1)	On an all-in basis, before any capital floor requirement, there are three different levels of RWAs for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge. All-in RWAs for the second quarter of 2017 include a capital floor adjustment. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the advanced internal ratings-based approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the Basel I floor is added to RWAs.

During the quarter ended April 30, 2017, we have complied with OSFI’s regulatory capital requirements.

CIBC SECOND QUARTER 2017	55

10.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$53	$54	$46	$4	$3	$3	$107	$92	$7	$6
Net interest (income) expense	(2)	(3)	(6)	7	6	7	(5)	(12)	13	14
Plan administration costs	1	2	2	–	–	–	3	3	–	–
Net defined benefit plan expense recognized in net income	$52	$53	$42	$11	$9	$10	$105	$83	$20	$20

Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Defined contribution pension plans	$5	$6	$6	$11	$11
Government pension plans (1)	26	27	24	53	48
Total defined contribution plan expense	$31	$33	$30	$64	$59
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans(1)

	For the three months ended						For the six months ended
$ millions	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$ (450)	$428	$ (137)	$ (38)	$35	$ (13)	$ (22)	$ (374)	$ (3)	$ (30)
Net actuarial gains (losses) on plan assets	266	(164)	136	–	–	–	102	(8)	–	–
Changes in asset ceiling excluding interest income	7	–	–	–	–	–	7	–	–	–
Net remeasurement gains (losses) recognized in OCI	$(177)	$264	$(1)	$(38)	$35	$(13)	$87	$(382)	$(3)	$(30)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually. Amounts exclude net remeasurement gains or losses recognized in OCI in respect of immaterial subsidiaries totalling nil for the quarter ended April 30, 2017 (for the quarter ended January 31, 2017: nil; for the quarter ended April 30, 2016: $1 million of losses) and nil for the six months ended April 30, 2017 (for the six months ended April 30, 2016: $7 million of gains).

11.	Income taxes

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in 2018.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $194 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

Dividend Received Deduction

In June 2016, the CRA reassessed CIBC approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In May 2017, the CRA reassessed CIBC additional income tax of approximately $180 million related to the tax deductibility of dividends during the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

56	CIBC SECOND QUARTER 2017

12.	Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2017 Apr. 30	2017 Jan. 31	2016 Apr. 30	2017 Apr. 30	2016 Apr. 30
Basic earnings per share
Net income attributable to equity shareholders	$1,045	$1,402	$936	$2,447	$1,913
Less: Preferred share dividends and premiums	10	9	10	19	19
Net income attributable to common shareholders	$1,035	$1,393	$926	$2,428	$1,894
Weighted-average common shares outstanding (thousands)	399,807	397,647	394,679	398,709	395,815
Basic earnings per share	$2.59	$3.50	$2.35	$6.09	$4.79
Diluted earnings per share
Net income attributable to common shareholders	$1,035	$1,393	$926	$2,428	$1,894
Weighted-average common shares outstanding (thousands)	399,807	397,647	394,679	398,709	395,815
Add: Stock options potentially exercisable (1) (thousands)	770	664	471	704	487
Weighted-average diluted common shares outstanding (thousands)	400,577	398,311	395,150	399,413	396,302
Diluted earnings per share	$2.59	$3.50	$2.35	$6.08	$4.78
(1)	Excludes average options outstanding of nil (January 31, 2017: 537,029; April 30, 2016: 1,621,006) with a weighted-average exercise price of nil (January 31, 2017: $111.69; April 30, 2016: $99.14) for the quarter ended April 30, 2017, and average options of nil with a weighted-average price of nil for the six months ended April 30, 2017 (average options of 1,492,179 with a weighted-average price of $99.25 for the six months ended April 30, 2016), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

13.	Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2016 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.4 billion as at April 30, 2017. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2017, consist of the significant legal matters disclosed in Note 23 to the 2016 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal proceedings occurred since the issuance of our 2016 annual consolidated financial statements:

•	Mortgage prepayment class actions (Sherry): The continuation of the certification motion on the amended pleading is scheduled for November 2017.
•	Valeant class actions: The motion for class certification in Catucci and motion to dismiss in Potter were heard in April 2017. In Catucci the court reserved its decision. In Potter the court dismissed the action against the underwriters, without prejudice to the plaintiff to re-plead its allegations.
•	Barbero v. Royal Bank of Canada, et al: The motion for class certification was heard in February 2017. In March 2017, the court dismissed the motion for class certification.
•	Green v. Canadian Imperial Bank of Commerce, et al.: The plaintiffs’ motion for summary judgment is scheduled for October 2018.
•	Credit card class actions – Interchange fees litigation: The motion for class certification in 9085-4886 Quebec Inc. (formerly Bakopanos) is scheduled for November 2017.
•	Credit card class actions – Quebec Consumer Protection Act: The Lamoureux, St. Pierre and Corriveau actions were settled in 2016 subject to court approval. Pursuant to the proposed settlement CIBC will pay $4.25 million to settle these three actions. The court approval hearing was held in December 2016. In January 2017, the court did not approve CIBC’s proposed settlement as it found the fees for plaintiffs’ counsel were excessive and the end date for one of the actions was later than required. The plaintiffs’ appeal is scheduled for September 2017.
•	Cerberus Capital Management L.P. v. CIBC: The hearing of the summary judgment motion is scheduled for June 2017.
•	Fresco v. Canadian Imperial Bank of Commerce: The plaintiffs’ motion for summary judgment has been adjourned to a date to be scheduled.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2016 annual consolidated financial statements, and no new significant legal proceedings have arisen since the issuance of our 2016 annual consolidated financial statements.

CIBC SECOND QUARTER 2017	57

Restructuring

In previous years we recorded cumulative restructuring charges of $430 million. As at April 30, 2017, the remaining provision relating to restructuring charges recognized in previous years was $197 million (October 31, 2016: $256 million). The reduction in the provision during the three months ended April 30, 2017 primarily relates to payments made to settle a portion of the obligation. While this amount represents our best estimate as at April 30, 2017 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts that will ultimately be paid, as this will largely depend upon individual facts and circumstances.

14.	Segmented information

CIBC has three SBUs: Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through approximately 1,600 advisors across Canada and the U.S. The results of American Century Investments (sold in fiscal 2016) are included in the Other business line.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly FirstCaribbean International Bank Limited, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Net interest income (1)	$1,558	$53	$531	$(47)	$2,095
Apr. 30	Non-interest income	543	733	199	128	1,603
	Intersegment revenue (2)	124	(127)	3	–	–
	Total revenue (1)	2,225	659	733	81	3,698
	Provision for credit losses	196	–	(5)	(12)	179
	Amortization and impairment (3)	22	5	2	98	127
	Other non-interest expenses	1,127	456	361	204	2,148
	Income (loss) before income taxes	880	198	375	(209)	1,244
	Income taxes (1)	233	44	83	(166)	194
	Net income (loss)	$647	$154	$292	$(43)	$1,050
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	647	154	292	(48)	1,045
	Average assets (4)	$289,175	$3,885	$166,759	$68,280	$528,099
2017	Net interest income (1)	$1,602	$54	$546	$(60)	$2,142
Jan. 31	Non-interest income	872	724	328	143	2,067
	Intersegment revenue (2)	122	(125)	3	–	–
	Total revenue (1)	2,596	653	877	83	4,209
	Provision for credit losses	205	–	2	5	212
	Amortization and impairment (3)	22	6	1	91	120
	Other non-interest expenses	1,107	463	381	203	2,154
	Income (loss) before income taxes	1,262	184	493	(216)	1,723
	Income taxes (1)	309	51	122	(166)	316
	Net income (loss)	$953	$133	$371	$(50)	$1,407
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	953	133	371	(55)	1,402
	Average assets (4)	$283,403	$3,878	$173,032	$68,539	$528,852
2016	Net interest income (1)	$1,513	$50	$523	$(49)	$2,037
Apr. 30	Non-interest income	526	646	225	197	1,594
	Intersegment revenue (2)	111	(113)	2	–	–
	Total revenue (1)	2,150	583	750	148	3,631
	Provision for credit losses	199	–	81	44	324
	Amortization and impairment (3)	25	7	2	78	112
	Other non-interest expenses	1,080	425	349	276	2,130
	Income (loss) before income taxes	846	151	318	(250)	1,065
	Income taxes (1)	194	38	66	(174)	124
	Net income (loss)	$652	$113	$252	$(76)	$941
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$5	$5
	Equity shareholders	652	113	252	(81)	936
	Average assets (4)	$261,482	$4,755	$160,462	$75,709	$502,408
(1)	Capital Markets net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $123 million for the three months ended April 30, 2017 ($118 million and $120 million for the three months ended January 31, 2017 and April 30, 2016, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

58	CIBC SECOND QUARTER 2017

$ millions, for the six months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2017	Net interest income (1)	$3,160	$107	$1,077	$(107)	$4,237
Apr. 30	Non-interest income	1,415	1,457	527	271	3,670
	Intersegment revenue (2)	246	(252)	6	–	–
	Total revenue (1)	4,821	1,312	1,610	164	7,907
	Provision for credit losses	401	–	(3)	(7)	391
	Amortization and impairment (3)	44	11	3	189	247
	Other non-interest expenses	2,234	919	742	407	4,302
	Income (loss) before income taxes	2,142	382	868	(425)	2,967
	Income taxes (1)	542	95	205	(332)	510
	Net income (loss)	$1,600	$287	$663	$(93)	$2,457
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$10	$10
	Equity shareholders	1,600	287	663	(103)	2,447
	Average assets (4)	$286,241	$3,881	$169,947	$68,413	$528,482
2016	Net interest income (1)	$3,047	$102	$1,060	$(66)	$4,143
Apr. 30	Non-interest income	1,068	1,312	368	327	3,075
	Intersegment revenue (2)	225	(230)	5	–	–
	Total revenue (1)	4,340	1,184	1,433	261	7,218
	Provision for credit losses	362	–	106	118	586
	Amortization and impairment (3)	49	13	3	153	218
	Other non-interest expenses	2,153	858	692	485	4,188
	Income (loss) before income taxes	1,776	313	632	(495)	2,226
	Income taxes (1)	440	81	136	(354)	303
	Net income (loss)	$1,336	$232	$496	$(141)	$1,923
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$10	$10
	Equity shareholders	1,336	232	496	(151)	1,913
	Average assets (4)	$259,294	$4,876	$158,983	$75,197	$498,350
(1)	Capital Markets net interest income and income tax expense includes a TEB adjustment of $241 million for the six months ended April 30, 2017 ($235 million for the six months ended April 30, 2016) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A in our 2016 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings-based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2017	Cash and deposits with banks	$192	$8,693	$4,075	$–	$–	$–	$–	$12,960	$1,443	$14,403
Apr. 30	Securities	1,373	29,965	3,293	–	–	–	2,340	36,971	59,098	96,069
	Cash collateral on securities borrowed	3,291	1	3,402	–	–	–	–	6,694	–	6,694
	Securities purchased under resale agreements	18,785	15,516	2,847	–	–	–	–	37,148	–	37,148
	Loans	68,357	5,378	366	214,330	21,546	10,951	1,851	322,779	789	323,568
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,639)	(1,639)
	Derivative instruments	6,469	5,871	13,272	–	–	–	–	25,612	–	25,612
	Customers’ liability under acceptances	7,236	1,567	20	–	–	–	–	8,823	–	8,823
	Other assets	748	1,647	4,348	156	32	17	4	6,952	10,961	17,913
	Total credit exposure	$106,451	$68,638	$31,623	$214,486	$21,578	$10,968	$4,195	$457,939	$70,652	$528,591
2016 Oct. 31	Total credit exposure	$96,352	$64,554	$38,326	$204,225	$21,597	$10,465	$5,435	$440,954	$60,403	$501,357

CIBC SECOND QUARTER 2017	59

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, or e-mail: corporate.secretary@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-861-5743, or e-mail: investorrelations@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-861-5482, or e-mail: corpcommmailbox@cibc.com

CIBC Telephone Banking: As part of our commitment to our clients, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 25, 2017 at 8:30 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 8668706#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 9084131#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) June 1, 2017. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 4049998#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 2130318#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 25, 2017 at 8:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 5, 2018.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to CST Trust Company, P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CST Trust Company at 416-682-3860, toll-free at 1-800-387-0825, or by email at inquiries@canstockta.com.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
Feb. 1/17	$112.13
Mar. 1/17	$118.04
Apr. 3/17	$115.02
Apr. 28/17		$109.43

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com